

04029692

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

SEC FILE NO. 24-10073

BAY CAPITAL CORP.
(Exact name of Issuer as specified in its charter)

Maryland
(State or other jurisdiction of incorporation or organization)

10811 Red Run Boulevard, Suite 200
Owings Mills, Maryland 21117
(443) 394-3500
(Address, including zip code, and telephone number,
including area code, of Issuer's principal executive office)

William E. Carlson, Esquire
Shapiro Sher Guinot & Sandler, P.A.
36 South Charles Street
Suite 2000
Baltimore, Maryland 21201
(410) 385-0202
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

6162 (Mortgage Bankers and Loan Correspondents)	52-2301421
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I— NOTIFICATION

ITEM 1. Significant Parties

(a) the Issuer's directors:

Stewart D. Sachs	Benjamin M. Lyons	Paul Bekman
Home Address: 21756 Camper Circle Tilghman, MD 21791	Home Address: 2920 Talbert Court Finksburg, MD 21048	Home Address: 11541 Saint Davids Lane Lutherville, MD 21093
Business Address: 10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	Business Address: 10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	Business Address: 300 W. Pratt Street Suite 450 Baltimore, MD 21201

(b) the Issuer's officers:

Stewart D. Sachs President and Chief Executive Officer		Benjamin M. Lyons Chief Operating Officer and Director of Sales
Addresses – see above		Addresses – see above

James W. Emery	Jay W. Jang	Jamie E. Sachs
Vice President and Director of Branch Operations	Vice President Secondary Marketing	Secretary and Treasurer
Home Address:	Home Address:	Home Address:
145 N. McCall Cove Collierville, TN 38017	3100 Fox Valley Dr. West Friendship, MD 21794	3506 Avery Hill Dr. Owings Mills, MD 21117
Business Address:	Business Address:	Business Address:
10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117

Issuer's Officers Continued:

Ronald J. Granick	Craig Cohen	Lisa C. Ellis
Vice President of Wholesale Sales	Vice President, Wholesale Operations	Vice President, Wholesale Operations
Home Address:	Home Address:	Home Address:
12419 Knollcrest Road Reisterstown, MD 21136	5901 Riverwood Court Frederick, MD 21704	4021 Silvage Road Baltimore, MD 21236
Business Address:	Business Address:	Business Address:
10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117

(c) the Issuer's general partners:

N/A

(d) record owners of five (5) percent or more of any class of the Issuer's equity securities:

Stewart D. Sachs and Nadine Sachs, Paul Bekman and Arlene Bekman, and Benjamin M. Lyons (whose addresses are set forth in section (a) above)

(e) beneficial owners of five (5) percent or more of any class of the Issuer's equity securities:

Stewart D. Sachs and Nadine Sachs, Paul Bekman and Arlene Bekman, and Benjamin M. Lyons (whose addresses are set forth in section (a) above)

(f) promoters of the Issuer:

Stewart D. Sachs and Benjamin M. Lyons (whose addresses are set forth in section (a) above)

(g) affiliates of the Issuer:

None.

(h) counsel to the Issuer with respect to the proposed offering;

William E. Carlson, Esquire
Shapiro Sher Guinot & Sandler, P.A.
36 South Charles Street
Suite 2000
Baltimore, Maryland 21201

(i) each underwriter with respect to the proposed offering:

None.

(j) the underwriter's directors:

N/A

(k) the underwriter's officers:

N/A

(l) the underwriter's general partners:

N/A

(m) counsel to the underwriter:

N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by affiliates of the Issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers, or salespersons.

The securities will not be offered by underwriters, dealers, or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The Issuer's President and Chief Executive Officer and its Chief Operating Officer, as authorized officers of the Issuer and as Issuer agents, shall offer securities to the public, in only:

Maryland

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the Issuer or any of its predecessors or affiliated Issuers within one year prior to the filing of this Form 1-A, state:

No such securities have been issued.

(1) the name of such Issuer:

N/A

(2) the title and amount of securities issued:

N/A

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof:

N/A

(4) the names and identities of the persons to whom the securities were issued:

N/A

(b) As to any unregistered securities of the Issuer or any of its predecessors or affiliated Issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the Issuer of such securities, or was an underwriter of any securities of such Issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable, as no such securities have been sold.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

N/A

ITEM 6. Other Present or Proposed Offerings

State whether or not the Issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No such offering is contemplated.

ITEM 7. <u>Marketing Arrangements</u>

(a) Briefly describe any arrangement known to the Issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

    (1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

        None.

    (2) To stabilize the market for any of the securities to be offered:

        None.

    (3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:

        None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

    None.

ITEM 8. <u>Relationship with Issuer of Experts Named in Offering Statement</u>

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the Issuer or any of its parents or subsidiaries or was connected with the Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

    No such expert has been named in the offering statement.

ITEM 9. <u>Use of a Solicitation of Interest Document</u>

Indicate whether or not a publication authorized by <u>Rule 254</u> was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by <u>Rule 254</u> was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

Cover Sheet

Bay Capital Corp.
10811 Red Run Boulevard
Suite 200
Owings Mills, Maryland 21117
Phone: (443) 394-3500

Dated as of May ___, 2004

Bay Capital Corp. (the "Company") intends to offer (i) up to $1.25 Million aggregate principal amount of our renewable unsecured subordinated notes with a maturity of one (1) year; (ii) up to $1.25 Million aggregate principal amount of our renewable unsecured subordinated notes with a maturity of two (2) years; (iii) up to $1.25 Million aggregate principal amount of our renewable unsecured subordinate notes with a maturity of three (3) years; and (iv) up to $1.25 Million aggregate principal amount of our renewable unsecured subordinate notes with a maturity of five (5) years (the "Notes"), as described more fully in this Offering Circular. At a minimum, we intend to offer at least Five Hundred Thousand ($500,000.00) aggregate principal amount of our Notes. The net proceeds of this offering to the Company are anticipated to be approximately $5 Million if the maximum amount is sold and Five Hundred Thousand ($500,000.00) if the minimum amount is sold (as allocated among the Notes as set forth below).

It is expected that the Notes will be sold directly by the President and Chief Executive Officer and the Chief Operating Officer of the Company to investors on a best efforts basis commencing on or about June __, 2004. There will be no commissions payable to any person with respect to Notes sold to investors by the Company, and there shall be no other compensation for selling agents or any other persons. Additionally, there will be no underwriter in connection with this offering.

Until such time as a minimum of proceeds is obtained by the Company, proceeds will be deposited in escrow at Community First Bank and promptly returned to investors with up to and including a maximum of 1% interest in the event that the minimum is not sold during the offering period which shall be until the termination date of December 31, 2004.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE BELOW RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

DISCOUNT AND COMMISSIONS

	Price to Public	Discount and Commissions	Proceeds to Issuer
Per One Year Note	(minimum) $1,000	$0	$1,000
Total	$1,250,000	$0	$1,250,000

	Price to Public	Discount and Commissions	Proceeds to Issuer
Per Two Year Note	(minimum) $1,000	$0	$1,000
Total	$1,250,000	$0	$1,250,000

	Price to Public	Discount and Commissions	Proceeds to Issuer
Per Three Year Note	(minimum) $1,000	$0	$1,000
Total	$1,250,000	$0	$1,250,000

	Price to Public	Discount and Commissions	Proceeds to Issuer
Per Five Year Note	(minimum) $1,000	$0	$1,000
Total	$1,250,000	$0	$1,250,000

MINIMUM AND MAXIMUM

	Price to Public	Underwriting discount and commissions	Proceeds to Issuer[1]
Total Minimum for One Year Note	$125,000	$0	$125,000
Total Maximum for One Year Note	$1,250,000	$0	$1,250,000
Total Minimum for Two Year Note	$125,000	$0	$125,000
Total Maximum for Two Year Note	$1,250,000	$0	$1,250,000
Total Minimum for Three Year Note	$125,000	$0	$125,000
Total Maximum for Three Year Note	$1,250,000	$0	$1,250,000
Total Minimum for Five Year Note	$125,000	$0	$125,000
Total Maximum for Five Year Note	$1,250,000	$0	$1,250,000

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
Maryland	SR20030062	

---

[1] A breakdown of expenses to be paid from such proceeds is described below in the Section titled "Use of Proceeds."

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with financial statements and other attachments, consists of a total of 79 pages.

A WARNING ABOUT FORWARD-LOOKING INFORMATION

THIS CIRCULAR CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "BELIEVES," "PLANS," "ESTIMATES," "ANTICIPATES," "EXPECTS," "INTENDS," OR WORDS OF SIMILAR IMPORT. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES, AND ASSUMPTIONS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" IN THIS CIRCULAR. MANAGEMENT OF THE COMPANY BELIEVES THESE FORWARD-LOOKING STATEMENTS ARE REASONABLE; HOWEVER, YOU SHOULD NOT PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON CURRENT EXPECTATIONS.

GENERAL BUSINESS

Our Company was incorporated in the State of Maryland on May 10, 2000. However, we did not begin producing revenue until April of 2002. We are a mortgage banker and broker providing residential mortgage loans to consumers. We originate most mortgage loans with the intention to sell the loans in the secondary market for profit. Specifically, over 95% of the loans that we make are intended to be sold and less than 5% of the mortgage loans that we originate are intended to be kept in our loan portfolio. We utilize warehouse lines of credit (as described below) to fund those loans that we sell within 60 days of origination. The loans that are sold are usually sold with between 1% and 4% of gross profit, and the loans that we hold in our portfolio earn interest in excess of 12%.

Our mortgage loans are produced from two origination channels. The first origination channel is from our affiliated retail branches (as described below) that produce loans directly from consumers obtaining first or second mortgages. As of the date of this offering, we have twenty-eight affiliate branches in Maryland, Pennsylvania, Virginia, and Ohio with sixty-one loan officers in total. Each loan officer originates loans using the Company's loan programs. Each branch pays certain fees to us for each loan, which vary depending on the loan program and loan size.

The second origination channel of mortgage loans is from our wholesale division, where such loans are obtained from licensed mortgage brokers that choose to use our programs. In contrast to loans originated from our retail division (where we make loans directly to customers) loans generated by our wholesale division are originated from mortgage brokers. As of the date of this offering, twenty-two account executives originate loans from brokers in our wholesale division.

Presently, the funds that we use to lend for mortgages are obtained by us through two expensive warehouse lines of credit and the sales of mortgages, as described below. With the $500,000 to $5 Million that we anticipate raising through this offering of subordinated debt and the resultant ability to obtain less expensive warehouse lines of credit, we will have increased capital, as well as have the ability to obtain cheaper capital to lend. Additionally, with the increased capital, we will have the capability of hiring additional loan officers, and account executives and opening new retail branches to increase our loan volume. Below, we discuss the milestones that we intend to reach as a result of this Offering.

RISK FACTORS

The below is a discussion (listed in the order of importance) of the risk factors which we consider to be the most substantial to an investor in this offering in view of all facts and circumstances, or which otherwise make this offering speculative or one of high risk. Specifically, you should be aware of those factors which constitute the greatest threat that your investment will be lost in whole, or in part, or not provide an adequate return. Before you invest in the offering as described in this circular, you should carefully consider these risk factors, as well as all other information contained in this offering circular.

A. Indebtedness that is Senior to the Notes Have Priority Over Our Obligations Under the Notes, Which May Affect Our Ability to Repay the Notes.

Your right to receive payments on the Notes will be junior to substantially all of our existing indebtedness, as well as all future borrowings such as future warehouse lines of credit that we will

4

obtain. The Notes will be subordinated to the prior payment in full of all of our other debt obligations (for a listing of such debt which will take priority, please see the Description of Notes section below). However, the Notes will be senior to our financial obligations to our stockholders in that capacity. See "Description of Notes" below.

We do not currently intend to use any proceeds from the sale of the Notes to repay any of our senior indebtedness. In addition, we may incur substantial additional indebtedness in the future, which would also rank senior to your Notes. Because of the subordination provisions of the Notes, in the event of our bankruptcy, liquidation, or dissolution, our assets would be available to make payments to you under the Notes only after all payments had been made on all of our senior indebtedness. It is possible that sufficient assets may not remain (after all such senior payments have been made) to make any payments to you under the Notes, including payments of interest when due, or payments of principal upon maturity.

B.   Substantial Indebtedness Could Prevent Us from Fulfilling Our Obligations Under the Notes.

Generally, substantial indebtedness could adversely affect our financial health, and prevent us from fulfilling our obligations under the Notes by:

- increasing our vulnerability to general adverse economic and industry conditions;

- requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing amounts available for working capital, capital expenditures, and other general corporate purposes;

- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- placing us at a competitive disadvantage compared to our competitors that have less debt; and

- limiting our ability to borrow additional funds.

Subject to limitations contained in our other outstanding debt obligations we may incur substantial additional indebtedness in the future. If we borrow more money, the risks to holders of the Notes could intensify.

C.   No Trading Market For the Notes, Which May Make it Difficult to Transfer Your Notes, Which Limits Your Ability to Liquidate Your Investment.

Another risk that you should consider is that your ability to liquidate your investment is limited because the lack of a trading market, and the limitations and potential penalties on repurchase requests prior to the maturity of the Notes. Specifically, your Notes may not be transferred without giving us prior written notice, as described below in "Description of Notes." In addition, there will be no trading market for the Notes. Due to the restrictions on the transfer of the Notes, and the lack of a market for the sale of the Notes you might be unable to sell, pledge, or otherwise liquidate your investment. Additionally, repurchases of the Notes by us prior to maturity at the request of the holders of the Notes are subject to repurchase penalties.

D.   The Notes will Include No Obligation for Us to Provide a Sinking Fund, Security, Insurance, or Any Other Guarantee of Our Obligations to Make Payments on the Notes Which May Limit Our Ability to Repay the Notes.

Unlike other types of debt which are secured by assets of the borrower, as well as a lien against certain receivables and general intangibles of such borrower, the Notes will not be secured by any of our assets. Moreover, we do not intend to contribute funds to a separate account (commonly known as a sinking fund) to make interest or principal payments on the Notes. Please keep in mind that the Notes are not certificates of deposit, or similar obligations of the Company, and are not guaranteed by, or insured by, any depository institution, the Federal Deposit Insurance Corporation, or any other governmental entity or private fund. The fact that the Notes do not include these features may limit our ability to repay the Notes.

E.   We Are Subject to Many Restrictions in Our Other Outstanding Debt Which Limit Us from Engaging in Certain Transactions (Which Might Otherwise Allow Us to Obtain Additional Capital) Which May Limit Our Ability to Repay the Notes.

Our other outstanding debt obligations that have been issued impose significant operating and financial restrictions on us, and require us to meet certain financial tests. The restrictions set forth in our other debt obligations may significantly limit, or prohibit us from engaging in certain transactions, including the following:

- incurring or guaranteeing additional indebtedness;

- paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;

- making investments;

- creating liens on our assets;

- transferring or selling assets currently held by us; and

- engaging in mergers or consolidations.

These restrictions may limit our ability to execute our business strategy, and our ability to obtain additional sources of capital, which may limit our ability to repay the Notes. In addition, the failure to comply with any of the covenants of our other outstanding debt, the terms governing these Notes, or to maintain certain indebtedness ratios, would cause a default under our other outstanding debt agreements in effect at such time. A default, if not waived, could result in the acceleration of the related indebtedness, in which case such other outstanding debt would become immediately due and payable. A continuing default under, or acceleration of, any of our other debt, would likely cause a default under one or more of the other debt agreements that otherwise would not be in default, and in which case, all such related indebtedness could be accelerated. If this were to occur, we might not be able to repay our debt, or borrow sufficient funds to refinance our indebtedness. Even if new financing were to be available, it might not be on terms that would be acceptable to us, or such refinancing might not be sufficient to satisfy all of our indebtedness, as it becomes due. Complying with these covenants may cause us to take actions that are not favorable to holders of the Notes and may limit our ability to repay the Notes.

F.   You Will Have Only Limited Protection Under the Terms of the Notes Because We Can Issue Additional Debt Which will be Senior to the Notes And There Are Limited Events of Default Which Might Limit Your Collection Rights Under the Notes.

Generally, in comparison to the restrictive covenants that are imposed on us by our other debt obligations, the Notes contain very minimal restrictions on our activities. Specifically, we will not be restricted from issuing additional debt senior to your Notes, or be required to maintain any ratios of assets to debt, which might increase the likelihood of timely payments of the Notes. Additionally, the terms of the Notes contain only limited events of default (other than our failure to pay principal and interest in a timely fashion). Accordingly, your collection rights under the Notes are limited. See "Description of Notes" section below.

G.   Redemption by Us Prior to Maturity May Result in a Limited Return of Your Investment, and You May be Unable to Reinvest Such Proceeds at a Comparable Interest Rate.

We have the right to redeem any Note at any time prior to its stated maturity, upon 30 days written notice to you (see the "Description of Notes" section below). The Notes will be redeemed at 100% of the principal amount, plus accrued, but unpaid interest up to the redemption date. Any such redemption may have the effect of reducing the income or return that you may receive on an investment in the Notes, by reducing the term of the investment. Additionally, you may not be able to reinvest the proceeds of any such redemption of the Notes for the remainder of the original term of the redeemed Notes at an interest rate comparable to the rate paid on those Notes.

H.   You May be Required to Pay Taxes on Accrued Interest on Notes Prior to Receiving Interest Payments.

If you choose to have interest on your Note paid at maturity and the term of your Note exceeds one year, you may be required to pay taxes on the accrued interest prior to our making any interest payments to you. You should consult your tax advisor to determine your tax obligations.

I.   We Have a Limited Operating History Which May Make it Difficult for You to Evaluate Our Business and May Make it Difficult for Us to Accurately Forecast Future Revenues.

We have a short operating history, as we only began producing revenue in April of 2002. As a result, we have a limited operating history upon which you may evaluate our business and our prospects. Moreover, the short operating history might make it difficult for us to accurately forecast our future revenues and other operating results.

J.   Our Inability to Raise the Minimum Amount of Funds to Achieve the Anticipated Milestones Could Negatively Impact Us Which Might Affect Our Ability to Repay the Notes.

If we only raise the minimum funds as a result of the Offering, or if we fail to raise such minimum funds, we might be delayed in achieving the milestones described in this Offering Circular, which would limit our profitability and our ability to repay the Notes.

K.   <u>Failure to Obtain or Renew our Licenses Would Negatively Impact Us and Might Affect Our Ability to Repay the Notes</u>.

If we fail to obtain or renew our required licenses to conduct business as a mortgage broker and lender, we would be unable to continue to conduct business as mortgage lender and broker, and our business would fail, which would restrict our ability to repay the Notes. See the Licenses Section of the "Summary of Business" Section below.

L.   <u>A Dramatic Increase in Interest Rates May Negatively Impact Us and Affect Our Ability to Repay the Notes</u>.

If interest rates increase dramatically in a short period of time, the results of this offering might be different than our expectations expressed in this Circular, and such an increase may have a negative impact on us and our ability to repay the Notes. However, we have anticipated gradual interest rates increases (which should not pose a risk to your investment; see our discussion below in the Management's Discussion and Analysis of Certain Relevant Factors in the Section entitled Company Growth).

M.   <u>Mismanagement of Our Company May Negatively Impact Us and Might Affect Our Ability to Repay the Notes</u>.

If the officers or directors of our Company mismanage our company, the results of this Offering might be different than our expectations expressed in this Offering Circular, which might limit our profitability and our ability to repay the Notes.

N.   <u>Company Management Has Broad Discretion Over the Use of Proceeds Which May Affect Our Profitability Which May Affect Our Ability to Repay the Notes</u>.

It is expected that we will use the proceeds from this offering primarily for general corporate purposes as discussed elsewhere in this offering circular, which may include the payment of general and administrative expenses. Because no specific allocation of the proceeds will be required (except as otherwise described herein), our management will have broad discretion in determining how the proceeds of the offering will be used. As stated elsewhere herein, our management does not intend to use the proceeds to reduce debt that is senior to the Notes.

O.   <u>Litigation May Negatively Impact Us and Might Affect Our Ability to Repay the Notes</u>.

Future lawsuits against us might have a negative impact upon the profitability of our company. However, at this time, we are not involved in any litigation.

P.   <u>We May Not be Able to Sustain and Manage Growth, Which May Impact Us and Affect Our Ability to Repay the Notes</u>.

In order to meet our strategic objectives, we plan to continue to expand our loan volumes (as described in the Section entitled "Management's Discussion and Analysis of Certain Relevant Risk Factors" below). Continued growth in this area depends largely on:

o   our ability to attract borrowers and brokers that wish to use our loan programs;

o   the availability of funding, including securitizations, on favorable terms;

o   general economic and other factors such as the rate of inflation, unemployment levels, and dramatic increases of interest rates, which are beyond our control; and

o   stability and growth in management.

Our continued growth also depends on our ability to manage this growth in loan volume effectively. Factors that affect our ability to successfully manage growth include:

o   retaining and recruiting experienced management personnel;

o   finding and adequately training new employees;

o   cost-effectively expanding our facilities;

o   growing and updating our management systems; and

o   obtaining capital when needed.

Q.   Our Profitability and Ability to Grow is Dependent on Our Warehouse Lines of Credit, and if Such Funding Sources are Disrupted, We Would Be Negatively Impacted Which May Prevent the Repayment of the Notes.

We rely in part on our warehouse lines of credit to fund our operations and growth. If we breach any of our covenants under our warehouse lines of credit, including various financial covenants, the lenders may terminate those credit lines. Disruptions in the securitization market could negatively affect our ability to comply with these covenants, and therefore our ability to borrow or replace these facilities could be adversely affected, which would reduce our profitability, thereby making it more difficult for us to repay the Notes.

R.   Poor Performing Mortgage Loans May Negatively Impact Us and Might Affect Our Ability to Repay the Notes.

The poor performance of our mortgage loans (which we hold in our loan portfolio as described herein) might have a negative impact upon the profitability of our Company, which might affect our ability to repay the Notes.

S.   Due to Intense Competition Among Mortgage Lenders, We May Not be Able to Compete Successfully, Which May Negatively Impact Us and Our Ability to Repay the Notes.

We face intense and increasing competition from numerous mortgage companies, many of which have greater resources than us. Increased competition would make it more difficult for us to originate loans, which would reduce our profitability, thereby making it harder for us to repay the Notes. For a further discussion of our competition, see the Section below entitled "Market Competition".

T.   The Deadline of This Offering is December 31, 2004, and If We Do Not Receive Our Minimum Proceed by Such Time, Your Money Will Be Returned with Little or No Interest.

As indicated elsewhere herein, we have the right to sell the Note until December 31, 2004, and within such time, we must either receive our minimum proceeds as set forth on the cover page to this circular or return all capital invested with a maximum of one percent (1%) interest accrued thereon. Accordingly, if we do not receive our minimum proceeds by December 31, 2004, we will return your capital with little or no interest, and you would have lost the use to such capital for that extended time period. See Plan of Distribution below.

SUMMARY OF COMPANY BUSINESS

A.   Current and Future Production by Division

In our first year of operation, for the year ending 2002, we originated (either as a lender, or as a broker) over $200 Million in mortgage loans. During 2003, we originated approximately $425 Million in mortgage loans as a result of our retail branches and our wholesale account executives. Of the originated loans listed above, we acted as the lender for 85% of all such loans, and we brokered 15% to other lenders.

The year 2003 was a year of growth for us. At the beginning of 2003, we had 11 retail branches; we now have 28 branches, which produce over 125 loans a month with monthly averages of loan originations between $18 and $25 Million (which has produced between $150,000 and $270,000 in monthly revenues to our corporate office, which such revenue is separate and distinct from the revenue earned by our affiliated retail branches, which is retained by such branches, as described below). Additionally, in the beginning of 2003, we had 6 wholesale account executives (in our wholesale division); we now have 22 account executives, with monthly averages between $10 and $14 Million in loan originations (which has produced between $300,000 and $440,000 in monthly revenues). For the month of October of 2003, our wholesale division generated over $12 Million Dollars in loan originations, and our retail branches generated over $24 Million in loan originations. The revenue and profit earned by each division for the end of 2003 is set forth below.

We intend to have 60 branches in our retail division by the end of 2004, which should generate $54 Million in monthly loan originations. Additionally, we intend to hire an additional 20 account executives in 2004 in our wholesale division, which should generate $40 Million in monthly loan volume in our wholesale division by the end of 2004.

With the above additional branches and staff, we expect to continue our growth in 2004. Although interest rates have recently started to rise, our expectation of success in the future is based upon our growth in sales and production staff, which, we believe, will increase our revenue and offset any decline in revenue that might be incurred by higher interest rates. See the discussion below in the section titled Management's Discussion and Analysis of Certain Relevant Factors.

B.   Revenue from Each of Our Divisions

At the time of this offering, the breakdown of production by each of our divisions is as discussed above. The revenue and net profit of each of our divisions for August through December of 2003 are as follows (as mentioned above, the revenue to our "Corporate Office" does not include such

revenue retained by the retail branches; the financial arrangement of the branches is described below in the section titled "Bay Capital Branches"):

Month	Revenue to Corporate Office		Net profit	
	Branch	Wholesale	Branch	Wholesale
August	$267,074	$379,002	$85,930	$30,191
September	$219,373	$311,811	$27,543	($86,130)
October	$159,555	$436,494	($5,018)	$57,621
November	$127,099	$470,941	($15,559)	$70,097
December	$137,276	$378,909	($8,313)	($39,492)

C.   The Marketing Strategy

As explained in the Management's Discussion and Analysis of Certain Relevant Factors section of this circular, our marketing strategy is to increase the two channels of our loans with the additional capital raised through this offering by obtaining less expensive warehouse lines of credit and expanding our retail and wholesale divisions, as discussed below.

The strategy for growth will require adding two new branches each month. This will be accomplished by several efforts, including tradeshows, broker shows, lender fairs, Internet, trade publications, direct mail, and other forms of marketing.

The strategy for growing the wholesale channel is to hire account executives in each market area to work with new brokers to send their loans to us. Regional managers will also be required to manage every ten account executives.

D.   Loan Programs

We act as the lender by making loans in connection with many different residential mortgage loan programs that include (without limitation) the following:

1.   Conforming Loans;
2.   Non-Conforming Loans;
3.   Jumbo Loans;
4.   Sub-Prime Loans;
5.   Construction Loans;
6.   Renovation Loans;
7.   Second Mortgages;
8.   Adjustable Rate Loans;
9.   Fixed Rate Loans;
10.   Balloon Loans;
11.   FHA Loans; and
12.   VA Loans.

We publish rate sheets that include most of the loan programs listed above, in order to provide a complete menu of products for the affiliate retail branches and the mortgage brokers contacted through our wholesale division. The rates typically change daily, as the market conditions fluctuate.

E.   <u>Licenses</u>

We are a licensed mortgage broker and lender, governed by various governmental agencies, as discussed below.

Each state in which we do business requires us to be registered and licensed by that state to make consumer and real estate loans. Additionally, we make government insured loans that require that we be approved by the Department of Housing and Urban Development, as well as the Veterans Administration, as applicable. The approvals from these agencies were obtained in July of 2002, and are renewed annually.

Specifically, we are licensed to act as a lender and/or mortgage broker in the following states: Colorado, Connecticut, Delaware, Florida, Indiana, Kentucky, Maryland, Michigan, Missouri, North Carolina, Ohio, and Pennsylvania.

It is expected that we will become licensed in all fifty states in the near future. However, our plan is to focus on the states located on the east coast during the twelve months following the date of this offering.

In the event that we are unable to obtain a license (or a renewal thereof), or have a license suspended or revoked, there would be a negative impact on our operating expectations. However, to date, we have never been denied a license, or had the same suspended or revoked.

Additionally, we are qualified to conduct business in the following states: California, Colorado, Connecticut, District of Columbia, Delaware, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Maine, Michigan, Missouri, Mississippi, North Carolina, New Hampshire, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Virginia, Vermont, Wisconsin, West Virginia, and Massachusetts.

F.   <u>Market Competition</u>

Although interest rates have begun to rise in the recent months, mortgage interest rates still have been at a thirty-year low, and many lenders have grown rapidly and achieved much success. We are positioned to compete on two levels. The first level includes loans with low interest rates that are available for a borrower that has qualifying credit and debt ratios (such loans are called prime rate loans). The second level includes loans with higher rates for the borrower that cannot qualify for the low interest rates, due to poor credit or a high debt to income ratio. These higher rates will range from a rate just higher than the (low) market rate, to a rate substantially higher than the market interest rate. The term used for loans in connection with the credit-impaired market is called "sub-prime loans".

We consider the following companies to be our primary competition:

<u>Conforming Market</u>

Wells Fargo
Countrywide
Indymac
Columbia National Bank
First Nationwide

<u>Sub-Prime</u>

Ameriquest
Option One
Accredited
Decision One
Wilmington National
Saxon
Equifirst

Typically, our retail division focuses upon prime rate loans (also known as "A Paper" in our industry) and our wholesale division focuses upon sub-prime rate loans (also known as "BCD Paper" in our industry).

In addition to competing on the two levels discussed above, we believe that we offer competitive customer service to our customers, as described below.

Although most of our competition consists of larger organizations, which are backed by large banks, this is not a hindrance in capturing market share from our competition; our strategy is not to be the biggest lender, but to deliver consistent service and competitive interest rates. The market has hundreds of mortgage lenders competing for the same loan. The market for loans is very competitive, and each lender must have great service, competitive loan programs, and market rates. Most lenders offer similar loan programs with similar interest rates. The only difference between such competing lenders is the service provided by each company.

We provide superior customer service. For example, we require that the underwriter of each loan speak to the applicable loan officer within 24 hours after a loan application is submitted. This requirement creates a higher level of service than other mortgage lenders; typically for loans through other mortgage lenders, the underwriter is not in contact with the other parties involved in the loan process. Additionally, we offer our customers an expedited closing process: we have the capability to close a loan 48 hours after we receive the loan application. Typically, our competitors take a week (or longer) to complete that same closing process.

G.   <u>Compensation of Account Executives in Wholesale Division and Loan Officers in Retail Division.</u>

Our account executives (in our wholesale division) are paid on commission, with a guaranteed minimum draw amount of $1,000 twice a month. Our loan officers (i.e., the "account executives" in our retail division) that originate each loan receives a commission between 25% and 75% of the fees earned by the branch for such loan closed (depending upon (i) the arrangement each loan officer has with the branch manager, and (ii) the type of loan).

H.   <u>Bay Capital Branches</u>

As mentioned above, we own branches in Maryland, Pennsylvania, Virginia, and Ohio. Each branch is its own profit center, and, similar to a franchise relationship, we receive certain fees on all loans. Additionally, we earn between 35BPS (basis points: 100 basis points equals 1%) and 300BPS depending on the loan product. Although we do not actually support the branches financially, as all expenses are paid from the revenue of each branch, we do provide the support system in exchange for the loans that eventually are sold in the secondary market.

Specifically, once an individual applies and is approved as a branch manager, the manager has the authority to manage the profit and loss of their operations (including the hiring, firing, staffing, marketing, and the day-to-day operations of the branch operations). Our corporate office handles all payroll, licensing, human resources, legal, loan products, underwriting, closing, and funding. The branches act as originators for loans that they make, and they utilize our Bay Capital rate sheets. Once a loan officer at the branch has taken a loan application, the loan is turned over to our corporate office to be underwritten, processed, closed, and funded.

Once a loan is funded, the branch receives the points and fees on the loan. The points and fees are deposited into the branch checking account, which is separate from our corporate bank account. All of the expenses and certain fees of each branch are paid from each of the branch's checking account and the balance remaining in each Branch account at the end of each month is the branch profits which are paid to the Branch Manager.

However, each of the branch-originated loans are owned by Bay Capital; and, as discussed above, we sell most of our loans on the secondary market to other investors at a profit. For example, to illustrate how we generate revenue from our branch operations, if a branch makes a $100,000 loan and charges 2 points and $500.00 in fees, when the loan closes, the branch earned $2,000 in points and $500.00 in fees for a total of $2,500. We would fund such a loan and sell the loan to other investors for $101,000.00 or a $1,000 net profit to corporate (in addition to certain other fees we receive from the retail branch for each closed loan). The branch earned $2,500 gross and then would submit branch bills and certain Bay Capital fees to be paid out of the $2,500 earned. If the branch pays $1,000 in bills and fees, the branch profits would be $1,500, which is payable to the Branch Manager at the end of each month.

I.   Employees

The Company's employee roster as of the end of 2003 was as follows:

> Total staff = 191
>
> Branch (retail) sales staff = 116
>
> Wholesale sales staff = 42
>
> Support staff = 33

Of these employees, 171 were full-time employees.

J.   Company Leased Property

Our principal properties include the following leased locations which we use as office space:

10811 Red Run Boulevard
Suite 200
Owings Mills, Maryland 21117
(Company headquarters)

3821 Little York Road
Dayton, Ohio 45414

K.   Company Anticipated Milestones for Necessary Growth

Listed below (in chronological order) are several milestones that we must reach in order to increase our profitability following the closing of the offering. The expected method by which we will achieve the milestones is also set forth below:

Milestone	Expected Method of Achievement	Number of Days After Receipt of Proceeds When Milestone Should be Accomplished	$ Required For Each Milestone
Branch Operations – $45 Million per month;	40 Branches	120 days from receipt of proceeds	$200,000
Wholesale - $30 Million per month	35 Account Executives	150 days from receipt of proceeds	$400,000
Wholesale – $40 Million	45 Account Executives	360 days from receipt of proceeds	$600,000
Over $80 Million in total	50 Branches 45 Account Executives	360 days	$600,000

As discussed above, our primary objective is to grow closed loan volume within 12 months after the offering. Our profitability will improve with increased closed loan volumes, as the closings-per-employee ratio improves. However, delays in achieving the defined closed loan volumes will affect profitability and liquidity. At the time of this offering, we have been averaging over $30 Million in loan volume per month, and the proportion of conforming loans to sub-prime loans is sixty percent conforming loans, and forty percent sub-prime loans. The closed loan volume targets are an important objective, however the ratio of conforming loans to sub-prime loans is more important, as the profit margins are higher with sub-prime loans.

After reviewing the nature and timing of each milestone set forth above, we advise you to reflect upon whether achievement of each milestone within the applicable estimated time frame is realistic. You should further assess the consequences of delays or failure of achievement of the milestones in making your investment decision.

L.   Cost of Expansion of Branches

As discussed above, we are not responsible for the expenses associated with opening a Bay Capital retail branch, as all expenses associated with such branches are satisfied with the revenue of each such branch. However, as new branches are opened and additional account executives in our wholesale division are hired, we have expenses associated with expanding our corporate infrastructure to process the loans generated by such additional branches and account executives. Specifically, each of our loan processors has the capacity to process twenty (20) loans each month. Therefore, for each additional four to five account executives, or each additional four to five branches that we add, we will hire an additional processor for our corporate office. The average annual salary of each such processor is approximately $40,000. Additionally, in order to expand our divisions, we incur certain marketing expenses. Our expected costs of expansion is set forth above in the Company Anticipated Milestones Sections. Of course, such additional costs shall be offset by the revenue generated by such expansion.

M.　Our Warehouse Lines of Credit

In order to fund the loans originated from our retail division and our wholesale division, we have in place two lines of credit (known as "warehouse lines of credit"), whereby we take out short-term loans (not exceeding 60 days) to fund the retail and wholesale loans, and over 95% of these loans are then sold and the lines of credit are paid in full within sixty (60) days of the loan closing. At this time, the warehouse lines of credit that we utilize are with First Tennessee Bank Warehouse Lending and First Collateral Warehouse Lending.

N.　Directors and Officers Participation in this Offering

We do not expect for the Company officers and directors to purchase the Notes in connection with this Offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

A.　Company Growth

Recently, the interest rate environment has been at a thirty-year low. This caused a surge in re-financing and new loans among homeowners. This surge will not last indefinitely, and the interest rates have started to increase in the recent months and will continue to increase, which will cause a projected 50% slowdown of re-financings over the coming six months. Therefore, it is important that we grow in wholesale staff and retail branches in order to offset the decrease in re-financings. We expect that this offering will allow our growth to reach 60 branches and 50 Wholesale Account Executives by the end of 2004. Therefore, as explained below, this offering should enable us to produce our $80 Million per month objective, which should generate $2.5 Million in revenue resulting in an additional $500,000 in net income per month. The personnel growth should insulate the Company from a decrease in loans as a result of the increased interest rates. To understand our projections, it is necessary to consider all of our origination platforms.

During the recent months, as the interest rates rose, our retail division's loan production decreased. However, our wholesale division's production actually increased. As stated above, our retail division and our wholesale division focuses upon different types of borrowers: our retail units focus upon prime rate loans ("A paper"), while our wholesale unit focuses upon sub-prime loans ("BCD paper"). Accordingly, our retail division has been impacted more than our wholesale division by the rising interest rates, as our wholesale division is already predominantly involved in higher rate loans.

In reality, we always projected interest rates to rise. Accordingly, we have planned to increase the number of retail branches so that the decrease in loan volume at each branch due to the rising interest rates would be offset by the increased number of branches. Our goal has always been to stabilize our monthly loan volume, not necessarily to increase it. Our monthly objective has been between $40-$50 Million per month in each of our units, branch and wholesale. During 2003, our retail unit grew much faster than projected due to very low interest rates, while the wholesale unit was slow to grow. As of the end of 2003, our retail loan volume remained steady at between $18-$25 Million of monthly loan volume, which should slowly increase throughout the year of 2004 to our target of $40-$50 Million. Our wholesale unit started out at the beginning of 2003 with 30 closed loans which had a volume of $3 Million of closed loan volume, and ended the year of 2003 at 110 closed loans for $19 Million of closed loan volume. These 2003 figures for our wholesale division reflect a 600% increase.

It is projected that the wholesale unit will continue to grow during 2004; nevertheless, a conservative growth of 100% to $40 Million of closed loan volume by the end of 2004 should easily be achieved.

We had 6 wholesale account executives in January of 2003 and had 22 in December of 2003. We will easily be able to hire an additional 20 Account Executives in 2004; with this additional sales staff, reaching 40 million in wholesale loan originations per month by December 2004 should be achieved. The average number of loans generated in the wholesale division is 4-5 loans for each month for each account executive, and each loan is equal to an average amount of $180,000; monthly, account executives generate at least $900,000 in loan volume. Therefore, each additional account executive can increase the loan volume by $900,000 a month; 10 additional account executives should generate an additional 50 loans per month, or $9 Million in monthly loan volume.

Average monthly production from a branch is 5 loans for $900,000. As new branches are brought on, we expect monthly loan volumes to increase by $900,000 for each new branch. Of course, some branches produce a much higher volume--our largest producing Bay Capital branch closes on average $8 Million per month. In fact, as stated above, we started 2003 with 11 Branches and ended 2003 with 28 branches. This is a growth of 2.5 times. During the months at the end of 2003, we have added an average of 2 new branches per month, which has produced an average of 16 loans per month. Our projections for 2004 is to add 2 new branches for each month in order to end the year of 2004 with 60 branches total, which should produce an additional $54 Million in monthly loan volumes or $900,000 of loan volume per branch each month. In fact, In March of 2004, we closed $65 Million in loans.

In sum, the key to our success is our ability to grow retail branches and wholesale sales staff that cause a higher volume of loans to close each month until an excess of $80 million a month in loan originations is achieved.

This Offering further supports our overall growth strategy by providing the capital base necessary for such rapid growth. The costs associated with expanding our retail branch and wholesale divisions is set forth above in the Company Anticipated Milestones for Necessary Growth Section.

B.   Explanation of Previous Company Losses and Future Steps Taken to Avoid Such Losses

For our first fiscal year of operations, which ended December 31, 2002, we reported a net loss of $198,952. This loss was a result of certain factors (as discussed below).

One negative factor which caused this loss is that we had operated with certain warehouse lines of credit from warehouse lenders, that lent us the requisite funds for 90 days to fund loans until those loans were sold to other investors. These warehouse lenders charged an average cost of six and ninety-five hundredth's percent (6.95%) for 2002. Other warehouse lines of credit from other warehouse lenders charged during that time libor + 300 BPS (basis points; 100 basis points equal 1%), which would have resulted in a cost of only 4.63%. Using other warehouse lenders would have saved us over two percent (2%) annually on our outstanding balance. This offering provides us with additional capital that will be used to negotiate less expensive warehouse lines of credit, which will have a substantial positive financial impact on the net income for fiscal year 2004.

In addition to the net interest rate adjustment, the typical warehouse lender charges between $50.00 to $75.00 per loan. Accordingly, using a different warehouse lender would have saved us on average $100.00 per loan, as the per loan charge by the banks that we used was between $125 to $275

per loan warehoused (i.e., for each loan). One thousand twenty three (1,023) loans were warehoused in fiscal year 2002. At an average of $100.00 savings per loan, we would have earned an additional $102,300 in 2002. This offering provides us with additional capital that will be used to negotiate less expensive warehouse lines of credit, which would have a substantial positive financial impact on the net income for fiscal year 2004. In addition to the interest rate spread discussed above, and the per loan charge savings, we would have earned over $340,000 in additional revenue in fiscal year 2002.

In fact, net interest income always showed a loss through 2002 and midway through 2003 until the lines of credit were replaced with less expensive warehouse lines of credit. The net interest income by 2003 year end on a monthly basis was $15,000. We went from a $15,000 net loss to a $15,000 net gain each month, on interest alone.

Other factors which have increased our profitability include: (i) increased loan production, (ii) increased number of branches, and (iii) increased number of wholesale account executives. We reported a net profit of $100,000 in 2003 as compared to a net loss of $198,952 for 2002. During that period, we grew our loan closing volume from $223 Million in 2002 to over $459 Million in 2003. In January of 2004, we reported a net profit of over $300,000.

The net loss in 2002 was also caused by certain start-up costs, which are non-recurring expenses. These start-up expenses included: staff recruitment expenses, software expenses, and initial legal expenses. Moreover, it is important to note that during the initial year, we did not have a large enough loan volume to support our overhead expenses. Of course, at the present time, our loan volume supports all of our overhead expenses.

As of the date of this Offering Circular, we have already replaced the warehouse loans with less expensive interest and fees. As a result of this Offering, we anticipate obtaining warehouse lines of credit that are even more inexpensive. The net interest margin has increased from a loss of $27,000 in fiscal year 2002, to a profit of $180,000 in fiscal year 2003, and we anticipate it will increase to $360,000 in fiscal year 2004.

C.   Existing Gross Margins on Loans

As explained before, the Company originates prime mortgages (FNMA, FHLMC, FHA, VA) and sub-prime mortgages (for the income or credit impaired). The income spread on Prime loans is typically 50-60 BPS (as explained above, BPS stands for basis points; 100 basis points equate to 1% of the principal balance of the loan). The spread on sub-prime to prime loans is typically 250-400 BPS. As mentioned above, as more sub-prime loans are produced, more profits can be earned by the Company. Our existing ratio of prime loans/sub-prime loans is 60/40.

D.   Nature of Accounts Payable, Lines of Credit, Loans Held for Resale and Relationship Between Large Amount of Loans Held for Resale and the Much Smaller Amount of the Company's Total Revenue

The accounts payable in our balance sheet reflect ordinary trade payables (without delinquencies) that occur in the normal course of our business.

Additionally, our balance sheet reflects a higher amount of accounts receivable (i.e., our mortgage loans held for resale) in comparison to loan revenues. The reason for this disparity is because our receivables are mortgage receivables and are secured by liens on the mortgaged property, and the majority of the mortgage loans are sold within 60 days. Given the industry in which we operate, it is common for our loans held for resale to be significantly higher in comparison to revenues. Such account receivables are not aged and no allowance is provided for difficulty in collection. As a mortgage lender, we buy and sell mortgages, and our receivables represent the inventory of loans that have not yet been sold to third parties.

Moreover, the reasons for the increase in the loans held for resale between 2002 and 2003 reflects the increase in the number and the aggregate dollar amount of loans made and available for resale during 2003. The loan volumes (i.e., the dollar amount of loans made and sold by us) increased from 2002 until 2003 as a result the low interest rates, and our increased branches and account managers.

E.   Net Marketing Gains on Loans Sold.

The revenue term in our financial statements of "net marketing gains on loans sold servicing released" refers to the gains which resulted from our mortgage loans that we sold. The term "servicing released" refers to the fact that, upon selling the loans, we did not withhold the obligation to service the loans. In our industry, even if a lender sells its loans, at times it retains the obligation (for a fee) to continue to service the loan (e.g., collect the monthly payments, manage the escrow accounts, pay the property taxes, etc.). We, however, release the servicing of the loans that we sell to the purchaser thereof.

The material increase of the net marketing gains on loans sold between 2002 until 2003 is a result of our increased loan volume (i.e., the dollar amount of loans made and sold by us), which was caused by the low interest rates, and our increased branches and account managers which produced additional loans.

F.   Statistical Disclosure

The statistical information on Bay Capital set forth in the following sections is furnished pursuant to Industry Guide 3 under the Securities Exchange Act:

I.   Distribution of Assets, Liabilities, and Stockholders' Equity; Interest Rates and Interest Differential

Information required by this section of Guide 3 is presented below:

BAY CAPITAL CORPORATION
MONTHLY AVERAGE BALANCES, INTEREST INCOME/EXPENSE
AND AVERAGE YIELDS EARNED AND RATES PAID

	2003					2002		
	Average Balances		Interest Income/ Expense		Yields/ Rates	Average Balances		Interest Income/ Expense	Yields/ Rates
Assets									
Interest-earning assets									
Accounts receivable - loans	$ 17,765,008	(3)	$ 1,102,298	(2)	6.20%	$ 9,015,136	(3)	$ 426,701	4.73%
Other assets									
Cash & equivalents	474,521					177,246			
Accounts receivable - other	127,865					141,990			
Property & equipment	227,592					210,218			
Total assets	$ 18,594,986					$ 9,544,590			
Liabilities and Stockholder's Equity									
Interest-bearing liabilities									
Warehouse lines of credit	$ 16,747,692	(3)	911,285	(2)	5.44%	8,235,148	(3)	357,741	4.34%
Other liabilities									
Accounts payable	185,476					81,173			
Accrued expenses	38,579					32,391			
Total liabilities	16,971,748					8,348,712			
Stockholder's Equity	1,623,238					1,195,878			
Total liabilities and stockholder's equity	$ 18,524,397					$ 9,544,590			
Interest rate spread					0.76%				0.39%
Net interest income			$ 191,013					$ 68,960	
Net interest margin (1)					1.08%				0.76%

Notes

(1) Net interest margin equals net interest income divided by interest-earning assets.

(2) Interest income and expense includes $634,857 and $572,716, respectively, which are included in branch revenues in the company's financial statements.

(3) Average assets and liabilities have been computed using month-end balances because daily balances are not available. Balances in accounts receivable from loan originations and the related funding from the warehouse lines are higher at the end of the month and beginning of the following month because of the nature of the loan closing cycle. Therefore, computing averages for the periods using month-end balances produces higher average balances than if daily balances were used. Consequently, it is also not practicable to compute the analysis of changes in net interest income caused by changes in volume and changes in interest rates.

II.   Securities Portfolio

The Company has not held any significant investment obligations of: (1) The U.S. Treasury or other U.S. Government agencies and corporations; (2) States of the U.S. and political subdivisions; or (3) other securities including bonds, notes, debentures and stock of business corporations, foreign governments and political subdivisions, inter-governmental agencies, or the Federal Reserve Bank.

III.   Loan Portfolio

The Company only holds residential mortgage loans. The other statistical information required by Industry Guide 3, in connection with the maturities and sensitivities of loans to changes of interest rates is not applicable, as we sell most of our mortgage loans. Additionally, the risk elements disclosure required under Industry Guide 3 are not applicable, as all loans are deemed to be current and not at risk because most of our loans are sold to third parties.

IV.   Summary of Loan Loss Experience.

The statistical information required under this section of Industry Guide 3 is not applicable, as most of our loans are sold after closing, as discussed in the footnotes to our financial statements.

V.   Deposits.

This section of Industry Guide 3 is not applicable as we hold no deposits.

VI.   Return on Equity and Assets.

The information required by this section of Industry Guide 3 is set forth below:

	Year Ended December 31, 2003	Year Ended December 31, 2002
Average assets	$ 18,594,986	$ 9,544,590
Average equity	1,623,238	1,195,878
Net income (loss)	116,317	(198,952)
Return on average assets (ROAA)	0.63%	-2.08%
Return on average equity (ROAE)	7.17%	-16.64%
Average equity to assets	8.73%	12.53%

VII.   Short-Term Borrowings.

The information required by this section of Industry Guide 3 is set forth below:

	Year Ended December 31, 2003	Year Ended December 31, 2002
Maximum borrowing at any month end during the period	$ 26,082,632	$ 16,006,515
Average borrowings during the period	16,747,692	8,235,148
Outstanding borrowings at end of period (1)	14,557,587	$ 16,006,515
Weighted average interest rates at end of period	4.60%	6.72%

(1) All borrowings under warehouse lines of credit are at LIBOR plus a variable margin and are due annually on a revolving basis.

OTHER RELEVANT FACTORS

The following factors may be relevant to the price at which the securities are being offered hereunder:

Our net after-tax loss for 2002 was $198,952.00. Our net after-tax income for 2003 was $116,317.

Our net tangible book value was $1,266,785 (or $2,533.57 per share) for 2002 and $1,501,271 (or $2,101.76 per share) for 2003. For purposes of this value, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs, and similar intangible items) minus total liabilities.

USE OF PROCEEDS

The following table sets forth the use of the proceeds from this offering:

	If Minimum Amount of Notes Sold Dollar Amount	% of Proceeds	If Maximum Amount of Notes Sold Dollar Amount	% of Proceeds
Total Proceeds	$500,000		$5,000,000	
Less: Offering Expenses				
Commissions & Finders Fees	$0		$0	
Legal & Accounting	$30,000	6%	$60,000	1.2%
Copying & Advertising	$10,000	2%	$20,000	.4%
Net Proceeds from Offering	$460,000	92%	$4,920,000	98.4%

22

Uses of Net Proceeds

Operating Expense	$260,000	52%	$620,000	12.4%
Operating Capital/Fund/Purchase Mortgage Loans	$200,000	40%	$4,300,000	86%
Total Use of Net Proceeds	$500,000		$5,000,000	
Percentage of Proceeds Used	100%		100%	

The operating expenses set forth above reflect salaries, advertising, and other related expenses involved with our company's growth of retail and wholesale divisions. The operating capital referenced above will be used to improve our net worth which will allow us to obtain larger lines of credit from our warehouse lines of credit. Specifically, if we are able to raise $5 Million as a result of this Offering, we intend to pledge approximately 85%-86% of such proceeds to our warehouse lenders in order to increase our credit lines and obtain better loan terms. Warehouse lenders typically allow the borrowers to borrow fifteen (15) times their net worth; accordingly, if we raise $5 Million, and we have in excess of $4 Million remaining (after the payment of our operating expenses, as set forth above), we should be able to borrow in excess of $60 Million from our warehouse lenders. Additionally, the operating expenses will enable us to expand our retail and wholesale divisions, as discussed in the Company Anticipated Milestones for Necessary Growth set forth above. If we raise more than the minimum amount of proceeds, we intend to use 10%-15% of such proceeds for the above-described operating expenses, with the balance of such proceeds for operating capital.

In the event the proceeds from this offering are not sufficient to accomplish the goals described in this offering circular, the following is the order of priority in which such proceeds shall be applied:

(i) costs associated with this offering;
(ii) operating expenses (for the expansion of our retail and wholesale divisions); and
(iii) operating capital for the purchase of mortgage loans.

Currently and in the past, working capital has come from revenue, as well as the Company shareholders and other debt obligations. However, after we receive the minimum proceeds from the Offering, no material part of any other funds will be used together with the proceeds of this Offering for the expected milestones of this Offering described above.

No material part of the proceeds of this offering will be used to discharge indebtedness or to acquire assets, other than in the ordinary course of business. Furthermore, no amount of the proceeds will be used to reimburse any officer, director, employee or stockholder for services already rendered, or any assets previously transferred. However, proceeds from this offering may be used to reimburse shareholders for any shareholder loans to the Company (which is included in operating expenses).

Even if we only raise the minimum proceeds as a result of this offering, such proceeds will still provide our company with the increased net worth and cash to achieve the growth described herein and meet our projections, described above. If we raise the minimum funds, we do not anticipate the need to raise additional funds within six (6) months thereafter.

We do not anticipate any cash flow issues; we expect cash flow to improve within 60 days after this offering. All accounts payable have been paid within the acceptable time frame, and no collections or judgments against us exist.

After reviewing the portion of the offering allocated to the payment of offering expenses, as well as any other applicable payments, a potential investor should consider whether the remaining portion of the investment, which would be allocated for future development of our business and operations, would be adequate.

This offering will raise all the funds needed for the twelve months after the closing of the offering. Such proceeds will be used for our operating expense and capital. Additionally, the proceeds are expected to be for expanding our retail and wholesale division, as described above, as well as leveraging net worth for more favorable warehouse lines, and other lines of credit, to have the ability to make more loans.

CAPITALIZATION OF COMPANY

As of the most recent balance sheet dated December 31, 2003:

| | | Amount Outstanding | |
	As of: 12/31/03	As Adjusted After Offering Minimum	Maximum
Debt:			
Short-term debt (average interest rate 4.28%)	$15,119,518	$15,119,518	$15,119,518
Long-term debt	N/A	$500,000	$5,000,000
Total debt	$15,119,518	$15,619,518	$20,119,518
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
N/A	N/A	N/A	N/A
Common stock — par or stated value	$ 450,000	$450,000	$450,000
Additional paid in capital	$ 1,133,906	$1,133,906	$1,133,906
Retained earnings (deficit)	$ (82,635)	$(82,635)	$(82,635)
Total stockholders equity (deficit)	$ 1,501,271	$1,501,271	$1,501,271
Total Capitalization	$ 16,620,789	$17,120,789	$22,620,789

Number of common shares authorized: 1000 shares of no-par Common Stock.

DESCRIPTION OF NOTES

The chart below explains the material terms of the Notes

Issuer   Bay Capital Corp.

Issuer Agents	Stewart D. Sachs and Benjamin M. Lyons.
Securities Offered	Renewable Unsecured Subordinated Notes (for the four maturities listed below). The Notes are unsecured promises to pay issued by us. By purchasing a Note, you are lending money to us. The Notes represent our obligation to repay your loan with interest. We will offer: (i) up to $1.25 Million aggregate principal amount of our renewable unsecured subordinated notes with a maturity of one (1) year; (ii) up to $1.25 Million aggregate principal amount of our renewable unsecured subordinated notes with a maturity of two (2) years; (iii) up to $1.25 Million aggregate principal amount of our renewable unsecured subordinate notes with a maturity of three (3) years; and (iv) up to $1.25 Million aggregate principal amount of our renewable unsecured subordinate notes with a maturity of five (5) years
Method of Purchase	Prior to your purchase of Notes, you will be required to complete a subscription agreement that will set forth the principal amount of your purchase, the term of the Notes and certain other information regarding your ownership of the Notes.
Denomination	You can choose the denomination of the Notes you purchase in any principal amount of $1,000 or more.
Offering Price	100% of the principal amount per Note.
Maturity	You can generally choose maturities for your Notes of either 1 year, 2 years, 3 years, or 5 years, however, depending on our capital requirement at the time, we may not always sell Notes of all maturities.
Interest Rates	1-year Notes - [_____] (3% over the 10-year Treasury Bond) 2-year Notes - [_____] (4% over the 10-year Treasury Bond) 3-year Notes - [_____] (4.5% over the 10-year Treasury Bond) 5-year Notes - [_____] (5% over the 10-year Treasury Bond) We update our rates quarterly (at the beginning of January, April, June, and September), based upon the 10-Year Treasury Bond available at such time. The interest rate of the Notes will be established at the time you purchase them, or at the time of renewal, based upon the above rates, and will remain fixed throughout the term of the Notes.
Interest Payment Dates	You can choose to receive interest payments monthly, quarterly, or at maturity.
Principal Payment	We will not pay principal over the term of the notes. We are obligated to pay the entire principal balance of the outstanding Notes upon maturity.

25

Servicing Agent for Notes	None.
Payment Method	Principal and interest payments will be made by an electronic funds transfer to a depository account you designate in your subscription documents or in the form of a certified check, at our discretion.
Renewal or Redemption at Maturity	Upon maturity, the Notes can be renewed for the same term and at the interest rate we are offering for new Notes (based upon the table set forth above) if we notify you prior to maturity that we intend to renew the Notes and you notify us within 15 days after maturity that you want your Notes renewed. The interest rate that will be offered upon renewal may be different than the interest rate on your original Note, as the Treasury Bill rates fluctuate. At that time, we will provide you with an updated Offering Circular.
Interest Rate for Note Renewals	The new interest rate for a Note that we choose to renew shall be based upon the Treasury Bond; (see "Interest Rate" above in this Section).
Optional Redemption or Repurchase	After giving you 30 days prior notice, we may redeem the Notes at any time at a price equal to their original principal amount plus accrued and unpaid interest.

You may request us to repurchase your notes prior to maturity; however, unless the request is due to your death or disability, we will charge you a penalty of up to six (6) months interest on your outstanding Notes. The total principal amount of Notes that we will be required to repurchase, for any reason, in any calendar quarter will be limited to the lesser of:

- Two percent (2%) of the aggregate outstanding principal balance of all notes as of the last day of the previous calendar quarter; or

- $1 Million Dollars.

Consolidation, Merger or Sale	Upon any consolidation, merger, or sale of our Company our successor will be required to assume our obligations to pay principal and interest on the Notes.
Ranking; No Security	The Notes:

- are unsecured;

- rank junior to our existing and future senior debt, including debt we may incur under our existing and future credit facilities

- rank junior to our existing and future subordinated debt,

except for offerings of additional renewable unsecured subordinate Notes, which will rank equally with the Notes;

- rank junior to our existing and future unsecured debt, except for offerings of additional renewable unsecured subordinate Notes, which will rank equally with the Notes; and

- rank senior to any of our existing and future debt owed to our affiliates or subsidiaries.

Restrictive Covenants	We desire to maintain a positive consolidated net worth. Additionally, we do not intend to pay dividends or other payments of cash or property to our stockholders (other than a dividend of our capital stock on a pro rata basis to all our stockholders) unless no default or event of default with respect to the Notes exists or would exist immediately following the declaration or payment of a dividend or other payment. However, this restriction would not apply if the default or event of default were the result of a failure to timely pay interest or principal that was inadvertent and was cured within ten (10) calendar days after we received written notice of the default or event of default.
Absence of Public Market	There is no existing market for the Notes. We cannot provide you with any assurance as to: • the liquidity of any market that may develop for the Notes; • your ability to sell or pledge your Notes; or • the prices at which you would be able to sell your Notes.
Restrictions of Transfer	The terms of the Notes will require the holder of a Note to give us: (i) written notice prior to making a transfer, and (ii) a written opinion of such holder's counsel reasonably satisfactory to us to the effect that such transfer may be consummated without registration or qualification under any federal or state law in effect. Promptly upon receiving such written notice and a reasonably satisfactory opinion, we shall notify such holder that he/she may sell or otherwise dispose of the Note. If a determination has been made by us that the opinion of counsel is not reasonably satisfactory, we shall so notify the holder promptly after such determination has been made.
Issues of Additional Securities	The terms of the Notes will contain no provisions permitting or restricting (i) the issuance of additional Securities, (ii) withdrawal of cash deposited against such issuance (once the minimum sale of Notes is made, as discussed herein), (iii) incurring of additional debt, or (iv) the modification of terms of securities.
Subordination	As explained above, the repayment of the Notes will be subordinate to our obligations under other Company debt. Specifically, the Notes will be subordinate to outstanding warehouse lines of credit, which, as of December 31, 2003, are as follows:

TERMS OF OUTSTANDING DEBT

Lender	Year End Rate	Average Interest Rate	Interest Rate	Due Date	Amount Due December 31, 2003
First Tennessee Bank Warehouse Lending	6.68	6.74	Libor Plus Variable Margin	Annually On A Revolving Basis *	$5,519,325
First Collateral Warehouse Lending	6.89	6.95	Libor Plus Variable Margin	Annually On A Revolving Basis *	9,038,262

* Interest is payable monthly.

PLAN OF DISTRIBUTION

There are no underwriters or selling agents (that is, persons selling the securities as agent for the Company for a commission or other compensation) in this offering.

Community First Bank, 3725 Old Court Road, Baltimore, Maryland 21208, an independent bank acting as escrow agent, will hold the proceeds of the sale of the Notes until minimum proceeds of $500,000 are raised as set forth on the cover page of the circular.

In the event that the minimum proceeds from the sale of the Notes are not received by December 31, 2004, the funds received by the Company in addition to accrued interest, up to and including a maximum of 1% per annum, will be returned to such subscribers in the form of a check or immediate available funds within thirty (30) days of such deadline.

The maximum proceeds that we will receive as a result of this offering shall not exceed $5 Million. In the event we renew the Notes (as described above in "Description of Notes"), the principal amount of such renewed notes will be deducted from our $5 Million maximum offering amount. (Accordingly, if we have sold our maximum of $5 Million, we will be unable to renew your Note.) Additionally, before the renewal of a Note is effectuated, we will send the holder of the Note an updated offering circular.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

The Company has not paid any dividends, made any distributions upon its stock, or redeemed any securities to date, and does not intend to do so on the foreseeable future.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

President and Chief Executive Officer:

Stewart D. Sachs   Age: 52

Office Street Address:
10811 Red Run Blvd., Ste. 200
Owings Mills, MD 21117   Telephone No.: (443) 394-3500

Home address:
21756 Camper Circle
Tilghman, MD 21791

Term of Office: 2001 until a successor President and Chief Executive Officer is elected. We expect Mr. Sachs to continue in this capacity for the foreseeable future.

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

1999 – 2000: Independent Consultant. Mr. Sachs provided financial advisory services to companies with emphasis on various aspects of sub-prime finance business.

1993 – 1999: Chief Executive Officer, Valley Pine Mortgage, Inc., a mortgage company which serviced loans for private investors (which was sold in January, 1999). Mr. Sachs was responsible for the management of investors' private loan portfolios (whereby private investors would purchase mortgage loans of mortgage lenders).

1976 – 1993: President, Chief Executive Officer, Regional Savings Bank. Mr. Sachs was responsible for establishing bank objectives, policies, and plans.

Education (degrees, schools, and dates):

University of Baltimore – Bachelor of Science, 1975.

Business Experience:

As described above Mr. Sachs has a wide range of experience in the management of banks and mortgage lending.

Mr. Sachs is a full time employee of the Company.

Chief Operating Officer:

Name: Benjamin M. Lyons   Age: 38

Office Street Address:
10811 Red Run Blvd., Ste. 200
Owings Mills, MD 21117   Telephone No.: (443) 394-3500

Home address:
2920 Talbert Court
Finksburg, MD 21048

Term of Office: 2002 until a successor Chief Operating Officer is elected. We expect Mr. Lyons to continue in this capacity for the foreseeable future.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

January 1999 - November 2002: President, Fidelity First Lending, Inc. (a mortgage lending company).

June 1996 – January 1999: President, Valley Pine Mortgage (a mortgage lending company).

In each of the above positions, Mr. Lyons ran the day-to-day operations of each of the companies.

Education:

High School Diploma – Owings Mills High School, 1983.

Business Experience:

Mr. Lyons has been involved in a mortgage banking and brokerage since 1987.

Mr. Lyons is a full time employee of the Company.

<u>Vice President, Secondary Marketing</u>:

Jay W. Jang   Age: 35

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD 21117   Telephone No.: (443) 394-3500

Home address:
3100 Fox Valley Drive
West Friendship, MD 21794

<u>Term of Office</u>: 2002 until a successor Vice President, Secondary Marketing is elected. We expect Mr. Jang to continue in this capacity for the foreseeable future.

<u>Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities</u>:

June 2002 – November 2002: Vice President of Secondary Marketing, Amerix Mortgage.

August 1998 – May 2002: Supreme Trader of Fieldstone Mortgage, Secondary Marketing.

Mr. Jang was involved in product development, pricing, hedging, and trading in the above positions.

<u>Education</u> (degrees, schools, and dates):

Loyola College (MD), M.B.A. August 2001.

Duke University, BA in Economics June 1989.

<u>Business Experience</u>:

Mr. Jang has experience in secondary marketing, underwriting, and origination of residential mortgages.

Mr. Jang is a full time employee of the Company.

<u>Vice President, Wholesale Operations</u>:

Lisa C. Ellis   Age: 36

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD 21117   Telephone No.: (443) 394-3520

Home address:
4021 Silvage Road
Baltimore, MD 21236

<u>Term of Office</u>: 2003 until a successor is appointed by the Company. We expect Ms. Ellis to continue in this capacity for the foreseeable future.

<u>Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities</u>:

2002 – 2003: Senior Underwriter, Susquehanna Mortgage Corporation

1997 – 2002: Vice President, Alternate Mortgage Funding Corporation

1996 – 1997: Underwriter, Eastern Savings Bank

<u>Education</u> (degrees, schools, and dates):

Catonsville Community College and Essex Community College: Certified in Real Estate Finance and Appraising in 1984.

The Financial Institute of Education: Certified in Residential and Consumer Lending in 1985.

<u>Business Experience</u>:

Ms. Ellis has experience in underwriting mortgage loans, and has been involved in mortgage lending since 1983.

Ms. Ellis is a full time employee of the Company.

<u>Vice President, Wholesale Operations</u>:
Craig K. Cohen   Age: 30

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD 21117   Telephone No.: (443) 394-3520

Home address:
5901 Riverwood Ct.
Frederick, MD 21704

<u>Term of Office</u>: 2003 until a successor appointed by the Company. We expect Mr. Cohen to continue in this capacity for the foreseeable future.

<u>Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities</u>:

2002 – Account Executive, Accredited Home Lenders

2001 – 2002: Owner and founder of The Kellert Group, LLC (a company involved in buying and selling of items on the Internet).

2000 – 2001: Finance Manager/Loan Office, Community Bank of Northern Virginia

1999 –2000: Director of Wholesale Operations, NuMax Mortgage Corp.

1997 - 1999: Senior Account Executive, NuMax Mortgage Corp.

1995 – 1997: Assistant Manager, Retail Division, NuMax Mortgage Corp.

<u>Education</u> (degrees, schools, and dates):

Elon College (B.S.), Elon, North Carolina, 1994

<u>Business Experience</u>:

Management, finance, sales, and marketing skills, specifically in the wholesale sales of mortgages.

Mr. Cohen is a full time employee of the Company.

Secretary:
Jamie E. Sachs   Age: 23

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD 21117   Telephone No.: (443) 394-3520

Home address:
3506 Avery Hill Drive
Owings Mills, MD 21117

Term of Office: 2002 until a successor Secretary and Treasurer is elected. We expect Ms. Sachs to continue in this capacity for the foreseeable future.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

1998 – 2000: Processor, Chesapeake Title Escrow Management.

1996 – 1998: Receptionist, Valley Pine Mortgage, administrative duties and front office management.

High School Diploma – Pikesville Senior High School, 1998.

Business Experience: Administrative and Office Management.

Ms. Sachs is a full-time employee of the Company.

Vice President, Director of Branch Development

James W. Emery   Age: 49

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD 21117   Telephone No.: (443) 394-3500

Home address:
145 N. McCall Cove
Collierville, TN 38017

Term of Office: From 2002 until a successor Vice President, Director of Branch Development is elected. We expect Mr. Emory to continue in this capacity for the foreseeable future.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

2000 – 2002: Senior Vice President/Director of Branch Network Division, Mortgage Portfolio Services, Inc. (Dallas, TX).

1998 – 2002: President, First American Home Mortgage (which became a branch of Mortgage Portfolio Services, Inc., in 2000).

1997: Executive Vice President, COO, Community Mortgage Corporation. In this position, Mr. Emery was responsible for the management of multi-state banking operations.

1995 – 1996: Senior Vice President, First Bank Mortgage Corporation. In this position, Mr. Emery managed sales and marketing efforts of a multi-state retail and wholesale mortgage banking company.

Education (degrees, schools, and dates):

Associates Degree, Florida Community College, 1983.

Business Experience: Wide range of experience in mortgage banking, as well as marketing and sales in connection with mortgage banking.

Mr. Emery is a full time employee of the Company.

Vice President of Wholesale Sales

Name: Ronald J. Granick   Age: 51

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD, 21117   Telephone No.: (443) 394-3500

Home address:
12419 Knollcrest Road
Reisterstown, MD 21136

Term of Office: From April 2003 until a successor is chosen. We expect Mr. Granick to continue in this capacity for the foreseeable future.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

1974 – 2003: Manager of Product Development, Advance Business Systems. In this position, Mr. Granick developed and Marketed new products for an office products company.

Education (degrees, schools, and dates):

University of Maryland, Bachelor of Science in Marketing, 1974.

Business Experience:

Product development management.

Mr. Granick is a full time employee of the Company.

DIRECTORS OF THE COMPANY

There are currently three (3) directors of the Company, namely Stewart D. Sachs, Benjamin M. Lyons, and Paul Bekman. General information concerning the background of Mr. Sachs and Mr. Lyons is set forth above. The information concerning Mr. Bekman is set forth below:

Mr. Paul Bekman   Age: 57

Office Street Address:
300 W. Pratt Street
Baltimore, MD 21201   Telephone No.: 410-539-6633

Home address:

11541 Saint Davids Lane
Lutherville, MD 21093

Term of Office: Until a successor director is elected.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

2002 – 2003: Member, Israelson, Salsburg, Clements and Bekman (a Baltimore law firm)

1998 – 2002: Principal, Israelson, Salsburg, Clements and Bekman

Education (degrees, schools, and dates):

B.A. – University of Maryland, 1968

J.D. – University of Maryland School of Law, 1971

Business Experience:

Investor and Attorney-at-Law for 20 years.

The following Officers and Directors also managed companies in the same business as the Company:

- Stewart D. Sachs and Benjamin M. Lyons owned and operated Valley Pine Mortgage, a mortgage banking company.
- Jim Emery was the President of Mortgage Portfolio Services.
- Jay Jang worked for Fieldstone Mortgage as an employee and was involved in secondary marketing.

The Company has key man life insurance policies on Stewart D. Sachs and Benjamin M. Lyons in the amount of $500,000 upon each. The beneficiaries of such policies are the spouses of the officers.

No petition under the Bankruptcy Act, or any state insolvency law has been filed by or against us, or our officers, directors, or other key personnel, and, a receiver, fiscal agent or similar officer has not been appointed by a court for the business or property of us, or any such persons, or any partnership in which any of such persons was a general partner within the past five years, or any corporation or business association of which any such person was an executive officer at, or within the past five years.

Please note, after reviewing the information concerning the background of our officers, directors and other key personnel, potential investors should consider whether or not these persons have the adequate background and experience to develop and operate our Company as described hereunder, and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

SECURITY OWNERSHIP

All outstanding shares of common stock of the Company are owned as follows:

Title of Class	Name and Address of Owner	Amount Owned	% of Class
Common	Stewart D. and Nadine Sachs 10811 Red Run Boulevard, Suite 200 Owings, Mills, MD 21117	250	35%
Common	Paul and Arlene Bekman 300 W. Pratt Street Baltimore, MD 21201	214.29	30%
Common	Benjamin M. Lyons 10811 Red Run Boulevard, Suite 200 Owings, Mills, MD 21117	250	35%

There are currently no options, warrants, or rights issued at this time.

Additionally, we currently have no shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants, or rights. We also have no common shares subject to issuance under existing stock purchase or option plans, but not yet covered by outstanding purchase agreements, options or warrants.

The extent to which future stock purchase agreements, stock options, warrants, or rights must be approved by shareholders is by a majority vote of the then current shareholders of the Company

After reviewing the above, you should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of our development.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

A.   Relationships

The following parties are related:

Stewart D. Sachs, CEO, is the father of Jamie E. Sachs, the Secretary and Treasurer of the Company.

B.   Loans and Capital Contributions

We have not made loans to, or are doing business with (except as otherwise described below) any of our officers, directors, key personnel, or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two (2) years, or propose to do so within the future. The stockholders have made the following capital contributions (as paid-in-capital, not as loans) to the Company: On July 31, 2003, Paul Bekman contributed $300,000 to the Company; and on February 28, 2003, he contributed an additional $100,000 to the Company. On May 31, 2002, Stewart D. Sachs contributed $712,941 in mortgage receivables to the Company, and on December 31, 2002 he contributed an additional $190,750 in mortgage receivables to the Company.

C.   Guaranties

Except as set forth below, none of our officers, directors, key personnel or ten percent (10%) stockholders have guaranteed or co-signed any of our Company's bank debt, or other obligations, including any indebtedness to be satisfied by the proceeds of this offering.

Stewart D. Sachs has entered into a certain Continuing Guaranty dated as of June 17, 2003, in favor of First Collateral Services, Inc., to guaranty the Master Mortgage Loan Warehousing and Security Agreement by and between First Collateral Services, Inc., as the Lender, and the Company, as the borrower, dated June 17, 2003. The term of this guaranty is unconditional, and the lender may bring a cause of action against such guarantor before an action is brought against the Company. The Company does not compensate Mr. Sachs for entering into the guaranty agreement. See the chart immediately below this section for the terms of this underlying loan with First Collateral Services, Inc.

Additionally, Stewart D. Sachs and Benjamin M. Lyons have entered into that certain Guaranty Agreement in favor of First Tennessee Bank National Association to guaranty the Mortgage Warehouse Loan and Security Agreement by and between First Tennessee Bank, as the Lender, and the Company, as the Borrower, dated May 2, 2003. The Company does not compensate Messrs. Sachs and Lyons for entering into this Guaranty Agreement. See the chart immediately below this section for the terms of this underlying loan with First Tennessee.

The dollar amounts and certain terms of the Master Mortgage Loan Warehousing and Security Agreement with First Collateral Services, Inc. and the Mortgage Warehouse Loan Agreement with First Tennessee Bank are set forth below:

TERMS OF OUTSTANDING DEBT

Lender	Year End Rate	Average Interest Rate	Interest Rate	Due Date	Amount Due December 31, 2003
First Tennessee Bank Warehouse Lending	6.68	6.74	Libor Plus Variable Margin	Annually On A Revolving Basis *	$5,519,325
First Collateral Warehouse Lending	6.89	6.95	Libor Plus Variable Margin	Annually On A Revolving Basis *	9,038,262

* Interest is payable monthly.

D. Remuneration

The below sets forth all of our remuneration (including commissions) to officers, directors and key personnel for the last fiscal year:

Name of Individual or Identity of Group	Capacities Remuneration was Received	Aggregate Remuneration
Officers (8)	Salary and Commissions	$753,000
Directors (Non-Management)	No remuneration	0
Key Personnel (8)	Salary	Included in officer remuneration, set forth above.

At this time, there are no other remuneration payment plans for the future pursuant to any ongoing plan or arrangement for the individuals referred above.

The three highest paid officers for the last fiscal year were Jay Jang, Benjamin M. Lyons, and Stewart Sachs. During 2003, Jay Jang received an annual salary of $200,000. Benjamin M. Lyons and Stewart D. Sachs each received remuneration from the Company in an amount equal to $160,000.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Stewart Sachs, is a 30% owner and the managing member of Woodridge, LLC that owns and operates the building leased by the Company for the principal office of the Company. Benjamin Lyons is a 30% owner of that LLC. The Company pays Woodbridge, LLC the market rate for such lease, which was based upon a study conducted to determine the proper market rent.

Additionally, Benjamin Lyons and Stewart Sachs are members of LSDOC LLC, a Maryland limited liability company, which prepares closing documents for the Company for a fee (which is paid by the ultimate borrowers). Stewart Sachs and Benjamin Lyons are both 50% owners of this LLC.

The fee paid for such services is based upon the market price charged by other document preparation companies. This LLC does not prepare documents for any other mortgage company.

LITIGATION

At the time of this offering, there exists no past, pending or threatened litigation or administrative action, which has had, or may have, a material effect upon our business, financial condition, or operations, including (without limitation) any litigation or action involving our officers, directors. or other key personnel.

FEDERAL TAX ASPECTS

We do not anticipate that any significant tax benefits will be available to investors in this offering. However, potential investors are encouraged to contact their own personal tax consultant to review details of the tax implications and the extent that any benefits might be available and advantageous to the particular investor.

PART F/S

Attached to this offering circular are the following financial statements (which have been prepared by in accordance with generally accepted accounting principles in the United States):

(1)   Our audited Balance Sheet as of December 31, 2002, and related statements of operations, change in stockholder equity, and cash flows and supplemental information for the year then ended (audited by Hertzbach & Company, P.A.).

(2)   Our audited Balance Sheet as of December 31, 2003, and related statements of operations, change in stockholder equity, and cash flows and supplemental information for the year then ended (audited by Hertzbach & Company, P.A.).

NO ADJUSTMENTS, IN THE OPINION OF MANAGEMENT OF THE COMPANY, ARE NECESSARY FOR A FAIR STATEMENT OF RESULTS FOR THE INTERIM PERIOD.

Bay Capital Corporation – December 31, 2002

Bay Capital Corporation

Table Of Contents

For The Year Ended December 31, 2002

To The Stockholder And Board Of Directors
Bay Capital Corporation
10811 Red Run Boulevard, Suite 200
Owings Mills, Maryland 21117

We have audited the accompanying balance sheet of Bay Capital Corporation as of December 31, 2002 and the related statements of income, changes in stockholder's equity and cash flows and supplementary information for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bay Capital Corporation as of December 31, 2002 and the results of its operations, changes in stockholder's equity, cash flows and supplementary information for the year then ended, in conformity with accounting principles generally accepted in the United States of America.


Certified Public Accountants


Baltimore, Maryland
April 14, 2003

FINANCIAL

STATEMENTS

Bay Capital Corporation
Balance Sheet

December 31, 2002

Assets

CURRENT ASSETS		
Cash And Cash Equivalents	$	422,122
Due From Loan Servicing Entity		80,887
Loans Held For Sale		16,913,342
Total Current Assets		17,416,351
PROPERTY AND EQUIPMENT		
Computer Equipment		65,109
Leasehold Improvements		21,180
Furniture And Fixtures		179,333
Total Property And Equipment		265,622
Less: Accumulated Depreciation		45,192
Total Property And Equipment		220,430
TOTAL ASSETS	$	17,636,781

Bay Capital Corporation
Balance Sheet

December 31, 2002

Liabilities And Stockholder's Equity

CURRENT LIABILITIES		
Accounts Payable	$	171,588
Accrued Expenses		191,893
Warehouse Lines Of Credit		16,006,515
Total Current Liabilities		16,369,996
STOCKHOLDER'S EQUITY		
Common Stock - No Par Value, 1,000 Shares		
Authorized, 500 Issued And Outstanding		350,000
Additional Paid-In Capital		1,115,737
Retained Deficit		(198,952)
TOTAL STOCKHOLDER'S EQUITY		1,266,785
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	17,636,781

Bay Capital Corporation
Statement Of Income

For The Year Ended December 31, 2002			% Of Income
REVENUES			
Marketing Gains On Loans Sold - Servicing Released	$	725,290	12.84
Branch Revenues		1,426,407	25.26
Net Loan Administration Income		331,455	5.87
Gross Interest Income		426,701	7.56
Broker Fees		2,175,871	38.53
Origination Fees		198,110	3.51
Other Origination Income		363,805	6.44
Total Revenues		5,647,639	100.01
EXPENSES			
Personnel Expenses			
Personnel Expenses - Direct		2,223,984	39.38
Personnel Expenses - Indirect		28,142	0.50
Total Personnel Expenses		2,252,126	39.88
Interest Expense			
Interest Expense - Warehouse		357,741	6.33
Total Interest Expense		357,741	6.33
Operating Expenses			
Occupancy Expense		222,558	3.94
Depreciation Expense		45,192	0.80
Loan Administration Processing Expenses		140,736	2.49
Retail Loan Origination Processing Expenses		262,249	4.64
Branch Expenses		1,426,407	25.26
General and Administrative Expenses		904,111	16.01
Total Operating Expense		3,001,253	53.14
Professional Fees			
Accounting and Audit Fees		72,243	1.28
Legal Fees		2,081	0.04
Other Professional Fees		161,147	2.85
Total Professional Fees		235,471	4.17
Total Expenses		5,846,591	103.52
NET LOSS	$	(198,952)	(3.51)

Bay Capital Corporation
Statement Of Changes In Stockholder's Equity

For The Year Ended
December 31, 2002

	Common Stock - No Par Value	Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
Balance - January 1, 2002	$ -	$ -	$ -	$ -
Issuance Of Common Stock January 2, 2002	350,000	-	-	350,000
Contributions Of Capital	-	1,115,737	-	1,115,737
Net Loss For The Year Ended December 31, 2002	-	-	(198,952)	(198,952)
Balance - December 31, 2002	$ 350,000	$ 1,115,737	(198,952)	$ 1,266,785

Bay Capital Corporation
Statement Of Cash Flows

For The Year Ended December 31,	2002
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (198,952)
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities:	
Depreciation	45,192
Increase In Operating Assets:	
Interest Receivable	(80,887)
Accounts Receivable	(16,913,342)
Increase In Operating Liabilities:	
Accounts Payable And Accrued Expenses	171,588
Accrued Expenses	191,893
Net Cash Used In Operating Activities	(16,784,508)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases Of Property And Equipment	(265,622)
Net Cash Used In Investing Activities	(265,622)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net Borrowing From Warehouse Lenders	16,006,515
Issuance of Common Stock	350,000
Capital Contributions	1,115,737
Net Cash Provided By Financing Activities	17,472,252
NET INCREASE IN CASH	422,122
CASH - BEGINNING OF YEAR	-
CASH - END OF YEAR	$ 422,122
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash Paid During The Year For Interest	$ 443,753

NON CASH INVESTING AND FINANCING ACTIVITIES:

Property and Equipment with a net book value of $138,240 was contributed during the year by the stockholder.

Loans receivable of $903,691 were contributed during the year by the stockholder.

Bay Capital Corporation
Notes To Financial Statements

December 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS – Bay Capital Corporation (Company) was formed in the State of Maryland on April 24, 2000. The Company is engaged in the business of mortgage brokering and lending primarily in the states of Maryland, Virginia, Delaware, Pennsylvania and Ohio. Financial Statements presented for Bay Capital Corporation represent operations for year ended December 31, 2002. Bay Capital Corporation commenced operations in January, 2002. With the exception of election of officers and the stock issuances specified in footnote 7, Bay Capital Corporation did not have any activity prior to January 1, 2002.

ADVERTISING – The Company expenses the costs of advertising the first time the advertising takes place. Advertising costs amounted to $72,806 for the year ended December 31, 2002.

METHOD OF ACCOUNTING – The Company's financial statements and tax returns are prepared on the accrual method of accounting which recognizes income when it is earned and expenses when they are incurred.

Marketing Gains on Loans Sold – Servicing Released: Represents income from the sale of loans to third party investors.

Branch Revenues – Income allocable to the originating branches upon the sale of loans to third party investors.

Net Loan Administration Income – Income earned on each loan by charging an administration fee to the borrower.

Gross Interest Income – Interest Income earned during the period which Bay Capital Corporation owns the receivable. With the exception of loans pledged by officers, this period of ownership commences when Bay Capital Corporation closes on the loan with the borrower, and ceases when the loan is sold to a third party.

Broker Fees – Income Bay Capital Corporation earns by brokering loans that are assigned and subsequently closed by other lenders.

Origination Fees - Income Bay Capital Corporation earns on fees charged to the borrower when the loan closes.

Other Origination Income – Income Bay Capital Corporation earns on points paid by the borrower when the loan closes.

Bay Capital Corporation recognizes direct loan origination costs and loan origination fees over the life of the related loan. The majority of Bay Capital Corporation's loans are sold to third party investors, at which time the balance of the loan origination costs and loan origination fees are recognized. Other than loans pledged by the officers, holding and servicing substantial loans is the not primary focus of Bay Capital Corporation. All loans are carried at the lower of cost or market value.

PROPERTY AND EQUIPMENT – Property and equipment are stated at cost. The cost of repairs and maintenance is charged to operations as incurred. Major renewals, betterments, and additions are capitalized. When assets are sold or otherwise disposed of, the cost of the asset and related accumulated depreciation are removed from the accounts and the resulting gain or loss is credited or charged to income.

Bay Capital Corporation
Notes To Financial Statements
(Continued)

December 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation is computed using the following methods over the estimated useful lives of the assets:

Class	Method	Useful Life
Computer Equipment	Straight-Line	3 Years
Leasehold Improvements	Straight-Line	5 Years
Furniture and Fixtures	Straight-Line	7 Years

INCOME TAXES – Effective January 1, 2000, the Company elected to be treated as a subchapter S Corporation under Section 1362 of the Internal Revenue Code. Under this section, the stockholders of an S Corporation are taxed on their proportional share of the company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements.

ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

STATEMENT OF CASH FLOWS – For the purpose of this statement, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

2. CONCENTRATION OF RISK

The Company maintains cash accounts with a variety of banking institutions in the Baltimore Metropolitan area. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000 per depositor. Cash balances exceeded insured limits by $309,878 as of December 31, 2002.

3. OPERATING LEASES

The Company leases office facilities in Owings Mills, Maryland on a month to month basis. The rent is $20,381 per month. The lease term is for five years and expires in August of 2005. The Company also leases equipment under operating leases expiring at various dates through 2004.

4. DEBT

The Company has credit arrangements with two mortgage warehouse lenders as of December 31, 2002. These notes are collateralized by all mortgage loans originated by advances made under these agreements, and all purchase commitments, servicing rights and all other assets and rights related to those loans. Both Warehouse Lines of Credit are personally guaranteed by Stuart Sachs, 100% stockholder of the Company and Ben Lyons, an officer of the Company. Balances as of December 31, 2002 are as follows:

7

December 31, 2002

4. DEBT (CONTINUED)

Lender	Year End Rate	Average Interest Rate	Rate	Interest Due Date	Balance Due
Community First Warehouse Lending	6.68	6.77	Libor Plus Variable Margin	Annually On A Revolving Basis	$ 12,924,615
PCFS Warehouse Lending	6.89	6.92	Libor Plus Variable Margin	Annually On A Revolving Basis	3,081,900

$ 16,006,515

* Interest is payable monthly. Credit line is reviewed annually for renewal.

Interest expense on all of the Company's obligations for the year ended December 31, 2002 was $ 357,741.

DEBT COVENANTS – The Company is committed by debt covenants of the warehouse lines of credit to maintain certain minimum ratios and tangible net worth. Non-compliance with loan covenants could severely impact the Company's ability to fund future loans. No provision has been recorded for this possibility. The covenants are being met as of the balance sheet date.

5. RELATED PARTY TRANSACTIONS

The Company leases its office facilities from Woodridge, LLC. One of the members of the LLC is the stockholder of the Company.

Future minimum lease payments under the non-cancelable operating leases are as follows:

Year Ending December 31,

2003	$	260,648
2004		260,648
2005		164,520
Total	$	685,816

Rent expense for the year ended December 31, 2002 was $280,141.

6. BRANCH OPERATIONS

Branch income presented in the accompanying income statement includes income from brokering and lending activities during the year. Branch expense presented in the accompanying income statement represents all operating expenses incurred by the branch Including fees related to loan processing, monthly rent, and other general and administrative costs allocated to the branches. All net profits of the branches are paid to the branch manager in the form of wages.

Bay Capital Corporation
Notes To Financial Statements
(Continued)

7. **Equity**

The company is authorized to issue 1,000 shares of stock, of which 500 shares were outstanding at December 31, 2002. In exchange for loans contributed to Bay Capital Corporation, Benjamin Lyons and Steward Sachs were each issued 250 shares of common stock on June 15, 2001. The value of these loans on the date of the stock issuance was $1,115,737. The value of these loans at December 31, 2002 was $903,691.

SUPPLEMENTARY

INFORMATION

Accountants' Report On Supplementary Information

Our audit of the basic financial statements presented in the preceding section of this report was made primarily to form an opinion on the basic financial statements taken as a whole. Supplementary information, contained in the following pages, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

Baltimore, Maryland
April 14, 2003

Bay Capital Corporation
Schedule Of General And Administrative Expenses

For The Year Ended December 31,		2002
GENERAL AND ADMINISTRATIVE EXPENSES:		
Advertising	$	68,075
Auto		4,791
Bank Charges		2,492
Computer Expense		33,365
Contributions		10,340
Conventions		2,593
Dues And Subscriptions		8,021
Franchise Taxes		558
Expense Reimbursements		21,397
Insurance		61,792
Interest Expense - Wholesale		1,505
Late Fees And Lost Discounts		711
Leased Equipment Expense		19,012
Licenses		30,634
Marketing		294,188
Meals		329
Office Supplies And Expenses		68,370
Payroll Taxes		157,523
Repairs And Maintenance		20,019
Travel And Entertainment		36,508
Telephone		61,888
Total General And Administrative Expenses	$	904,111

Bay Capital Corporation
Schedule Of Branch Expenses

For The Year Ended December 31,	2002
BRANCH EXPENSES:	
Advertising	$ 4,731
Appraisal	4,330
Bank Charges	10
Computer Expense	9,287
Condo Questionnaire	255
Copier	613
Credit Card	11,248
Credit Reports	11,496
Early Payoff	14,802
Expense Reimbursements	126,951
Flood Certificates	3,297
Leased Equipment	6,918
Legal Expense	27,979
Lender's Credit	1,521
Manager Bonus	25,300
Marketing	64,884
Miscellaneous	232
Office	4,640
Pair Off Fee	19,854
Payroll	858,354
Payroll Taxes	93,338
Penalty	328
Postage and Shipping	11,836
Professional Fee	428.00
Record Assignment	476.00
Rent	57,582.91
Repairs and Maintenance	66.67
Reserve Account	44,013.18
Shipping and Postage	6,465.21
Subordination	3,992.93
Uncategorized Expenses	7,542.97
Telephone	3,635.47
Total Branch Expenses	**$ 1,426,407**

Bay Capital Corporation – December 31, 2003

Bay Capital Corporation

Table Of Contents

For The Year Ended December 31, 2003

To The Stockholders And Board Of Directors
Bay Capital Corporation
10811 Red Run Boulevard, Suite 200
Owings Mills, Maryland 21117

We have audited the accompanying balance sheet of Bay Capital Corporation as of December 31, 2003 and the related statements of income, changes in stockholders' equity and cash flows and supplementary information for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bay Capital Corporation as of December 31, 2003 and the results of its operations, changes in stockholders' equity, cash flows and supplementary information for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountants

March 26, 2004
Baltimore, Maryland

FINANCIAL

STATEMENTS

Bay Capital Corporation
Balance Sheet

Assets

CURRENT ASSETS

Cash And Cash Equivalents	$	374,425	
Interest Receivable		312,927	
Accounts Receivable		4,192	
Mortgages Receivable		15,695,658	
Total Current Assets			$ 16,387,202

PROPERTY AND EQUIPMENT

Computer Equipment	132,284	
Leasehold Improvements	21,180	
Furniture And Fixtures	192,720	
	346,184	
Less: Accumulated Depreciation	112,597	
Total Property And Equipment		233,587
TOTAL ASSETS		$ 16,620,789

Bay Capital Corporation
Balance Sheet

December 31, 2003

Liabilities And Stockholders' Equity

CURRENT LIABILITIES		
Accounts Payable	$ 167,147	
Accrued Expenses	292,968	
Shareholder Note Payable	101,816	
Warehouse Lines Of Credit	14,557,587	
Total Current Liabilities		$ 15,119,518
STOCKHOLDERS' EQUITY		
Common Stock - No Par Value, 1,000 Shares		
Authorized, 714.289 Issued And Outstanding	450,000	
Additional Paid-In Capital	1,133,906	
Retained Deficit	(82,635)	
Total Stockholders' Equity		1,501,271
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 16,620,789

Bay Capital Corporation
Statement Of Income

For The Year Ended December 31, 2003		% Of Income
REVENUES		
Branch Revenue	$ 6,491,407	50.85
Marketing Gains On Loans Sold - Servicing Released	3,243,757	25.41
Loan Administration Income	1,724,566	13.51
Other Origination Income	489,657	3.84
Gross Interest Income	467,441	3.66
Origination Fees	348,817	2.73
Total Revenues	12,765,645	100.00
EXPENSES		
Personnel Expense		
Personnel Expense - Direct	3,698,482	28.97
Personnel Expense - Indirect	24,890	0.19
Total Personnel Expenses	3,723,372	29.16
Interest Expense		
Interest Expense - Warehouse	338,569	2.65
Total Interest Expense	338,569	2.65
Operating Expenses		
Branch Expense	5,732,761	44.91
General and Administrative Expenses	1,172,548	9.19
Loan Administration Processing Expense	938,549	7.35
Occupancy Expense	178,715	1.40
Retail Loan Origination Processing Expense	127,599	1.00
Depreciation Expense	67,404	0.53
Total Operating Expenses	8,217,576	64.38
Professional Fees		
Other Professional Fees	204,787	1.60
Accounting and Audit Fees	104,556	0.82
Legal Fees	60,468	0.47
Total Professional Fees	369,811	2.89
Total Expenses	12,649,328	99.08
NET INCOME	$ 116,317	0.92

Bay Capital Corporation
Statement Of Changes In Stockholders' Equity

For The Year Ended
December 31, 2003

	Common Stock - No Par Value	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance - January 1, 2003	$ 350,000	$ 1,115,738	$ (198,952)	$ 1,266,786
Issuance Of Common Stock	100,000	-	-	100,000
Contributions Of Capital	-	18,168	-	18,168
Net Income For The Year Ended December 31, 2003	-	-	116,317	116,317
Balance - December 31, 2003	$ 450,000	$ 1,133,906	$ (82,635)	$ 1,501,271

Bay Capital Corporation
Statement Of Cash Flows

For The Year Ended
December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	116,317
Adjustments To Reconcile Net Income To Net Cash		
Provided By Operating Activities:		
Depreciation		67,404
(Increase) Decrease In Operating Assets:		
Interest Receivable		(232,039)
Accounts Receivable		1,213,492
Increase (Decrease) In Operating Liabilities:		
Accounts Payable		(4,441)
Accrued Expenses		101,075
Net Cash Provided By Operating Activities		1,261,808
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases Of Property And Equipment		(80,562)
Net Cash Used In Investing Activities		(80,562)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Decrease In Net Borrowing		
From Warehouse Lenders		(1,448,928)
Proceeds from Shareholder Loan Payable		201,816
Principal Payments made on Shareholder Loan Payable		(100,000)
Proceeds from issuance of Common Stock		100,000
Capital Contributions		18,168
Net Cash Used In By Financing Activities		(1,228,944)
NET DECREASE IN CASH		(47,698)
CASH - BEGINNING OF YEAR		422,122
CASH - END OF YEAR	$	374,425
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During The Year For Interest	$	348,728

Bay Capital Corporation
Notes To Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS – Bay Capital Corporation (Company) was formed in the State of Maryland on April 24, 2000. The Company is engaged in the business of mortgage brokering and lending primarily in the states of Maryland, Virginia, Delaware, Pennsylvania and Ohio. Financial Statements presented for Bay Capital Corporation represent operations for year ended December 31, 2003. Bay Capital Corporation commenced operations in January, 2002. With the exception of election of officers and the stock issuances specified in footnote 7, Bay Capital Corporation did not have any activity prior to January 1, 2002.

ADVERTISING – The Company expenses the costs of advertising the first time the advertising takes place. Advertising costs amounted to $145,231 for the year ended December 31, 2003.

METHOD OF ACCOUNTING – The Company's financial statements and tax returns are prepared on the accrual method of accounting which recognizes income when it is earned and expenses when they are incurred.

Marketing Gains on Loans Sold – Servicing Released - Represents income from the sale of loans to third party investors.

Branch Revenues – Income allocable to the originating branches upon the sale of loans to third party investors.

Net Loan Administration Income – Income earned on each loan by charging an administration fee to the borrower.

Gross Interest Income – Interest Income earned during the period which Bay Capital Corporation owns the receivable. With the exception of loans pledged by officers, this period of ownership commences when Bay Capital Corporation closes on the loan with the borrower, and ceases when the loan is sold to a third party.

Broker Fees – Income Bay Capital Corporation earns by brokering loans that are assigned and subsequently closed by other lenders.

Origination Fees - Income Bay Capital Corporation earns on fees charged to the borrower when the loan closes.

Other Origination Income – Income Bay Capital Corporation earns on points paid by the borrower when the loan closes.

Bay Capital Corporation recognizes direct loan origination costs and loan origination fees over the life of the related loan. The majority of Bay Capital Corporation's loans are sold to third party investors, at which time the balance of the loan origination costs and loan origination fees are recognized. Other than loans pledged by the officers, holding and servicing substantial loans is the not primary focus of Bay Capital Corporation. All loans are carried at the lower of cost or market value.

ACCOUNTS RECEIVABLE – Management is of the opinion that all of the Company's accounts receivable are fully collectible and no allowance for doubtful accounts is required.

PROPERTY AND EQUIPMENT – Property and equipment are stated at cost. The cost of repairs and maintenance is charged to operations as incurred. Major renewals, betterments, and additions are capitalized. When assets are sold or otherwise disposed of, the cost of the asset and related accumulated depreciation are removed from the accounts and the resulting gain or loss is credited or charged to income.

6

Bay Capital Corporation
Notes To Financial Statements
(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation is computed using the following methods over the estimated useful lives of the assets:

Class	Method	Useful Life
Computer Equipment	Straight-Line	3 Years
Leasehold Improvements	Straight-Line	5 Years
Furniture and Fixtures	Straight-Line	7 Years

INCOME TAXES – Effective January 1, 2000, the Company elected to be treated as a subchapter S Corporation under Section 1362 of the Internal Revenue Code. Under this section, the stockholders of an S Corporation are taxed on their proportional share of the company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements.

ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

MORTGAGES RECEIVABLE – Mortgage loans held for sale to non-affiliated investors are valued in the aggregate at lower of cost or market. Market value is determined by outstanding commitments from non-affiliated investors or by current non-affiliated investor yield requirements. A provision for loan loss is not required as management, based on its assessment of risk and investor agreements, has determined that loan loss is unlikely.

STATEMENT OF CASH FLOWS – For the purpose of this statement, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

2. CONCENTRATION OF RISK

The Company maintains cash accounts with a variety of banking institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000 per depositor. Cash balances exceeded insured limits by $331,148 as of December 31, 2003.

In addition, the mortgage lending industry is particularly subject to fluctuations in the economy and interest rates.

3. OPERATING LEASES

The Company leases office facilities in Owings Mills, Maryland. The lease term is for five years and expires in August of 2005. The Company also leases equipment under operating leases expiring at various dates through 2005. Future minimum rental payments under non-cancelable operating leases are as follows:

Year Ending December 31,

	Payments
2004	$ 244,332
2005	162,888
Total	$ 407,220

Bay Capital Corporation
Notes To Financial Statements
(Continued)

December 31, 2003

4. SHAREHOLDER NOTE PAYABLE

On November 13, 2003, the Company received a $200,000 loan from Paul Bekman, a shareholder of the Company. Interest on the unsecured note is charged at 10% annually. The note does not specify a fixed term or payments. At December 31, 2003, the balance of loan principal and accrued interest was $101,816.

5. WAREHOUSE LINES OF CREDIT

The Company has credit arrangements with two mortgage warehouse lenders as of December 31, 2003. These notes are collateralized by all mortgage loans originated by advances made under these agreements, and all purchase commitments, servicing rights and all other assets and rights related to those loans. Both Warehouse Lines of Credit are personally guaranteed by Stuart Sachs and Ben Lyons, officers and shareholders of the Company. The lines of credit are expected to renew annually. Balances as of December 31, 2003 are as follows:

Lender	Year End Rate	Average Interest Rate	Interest Rate	Due Date	Amount Due December 31, 2003
First Tennessee Warehouse Lending	6.68	6.74	Libor Plus Variable Margin	Annually On A Revolving Basis	$ 5,519,325
First Collateral Warehouse Lending	6.89	6.95	Libor Plus Variable Margin	Annually On A Revolving Basis	9,038,262

* Interest is payable monthly. Credit line is reviewed annually for renewal.

$ 14,557,587

Interest Expense on all of the Company's obligations for the year ended December 31, 2003 was $338,569.

DEBT COVENANTS – The Company is committed by debt covenants of the warehouse lines of credit to maintain certain minimum ratios and tangible net worth. Non-compliance with loan covenants could severely impact the Company's ability to fund future loans. No provision has been recorded for this possibility. The covenants are being met as of the balance sheet date.

6. RELATED PARTY TRANSACTIONS

The Company leases its office facilities for $20,361 per month from Woodridge, LLC. One of the members of the LLC is the stockholder of the Company. Rent expense for the year ended December 31, 2003 was $ 396,519.

The Company leases its office facilities from Woodridge, LLC. One of the members of the LLC is the stockholder of the Company.

Future minimum lease payments under the non-cancelable operating leases are as follows:

Year Ending December 31,

2004	$	244,332
2005		162,888
Total	$	407,220

Bay Capital Corporation
Notes To Financial Statements
(Continued)

December 31, 2003

7. BRANCH OPERATIONS

Branch income presented in the accompanying income statement includes income from brokering and lending activities during the year. Branch expense presented in the accompanying income statement represents all operating expenses incurred by the branch including fees related to loan processing, monthly rent, and other general and administrative costs allocated to the branches. All net profits of the branches are paid to the branch manager in the form of wages.

8. Equity

The company is authorized to issue 1,000 shares of stock, of which 714.289 shares were outstanding at December 31, 2003. In exchange for loans contributed to Bay Capital Corporation, Benjamin Lyons and Steward Sachs were each issued 250 shares of common stock on June 15, 2001. The value of these loans on the date of the stock issuance was $1,115,737. The value of these loans at December 31, 2003 was $910,204.

SUPPLEMENTARY

INFORMATION

Accountants' Report On Supplementary Information

Our audit of the basic financial statements presented in the preceding section of this report was made primarily to form an opinion on the basic financial statements taken as a whole. Supplementary information, contained in the following pages, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

March 26, 2004
Baltimore, Maryland

Bay Capital Corporation
Schedule Of General And Administrative Expenses

For The Year Ended December 31, 2003			% Of Income
GENERAL AND ADMINISTRATIVE EXPENSES:			
Advertising	$	59,851	.47
Auto		16,412	.13
Bank Charges		6,919	.05
Computer Expense		81,977	.64
Contributions		1,675	.01
Conventions		38,398	.30
Dues And Subscriptions		15,524	.12
Franchise Taxes		6,269	.05
Expense Reimbursements		35,500	.28
Insurance		119,688	.94
Interest Expense - Wholesale		5,541	.04
Late Fees And Lost Discounts		6,106	.05
Leased Equipment Expense		55,633	.44
Licenses		67,093	.53
Marketing		29,506	.23
Meals		12,659	.10
Office Supplies And Expenses		124,710	.98
Payroll Taxes		262,280	2.05
Postage and Delivery		20,015	.16
Recruiting		64,375	.50
Repairs And Maintenance		18,088	.14
Travel And Entertainment		19,794	.16
Telephone		104,535	.82
Total General And Administrative Expenses		$ 1,172,548	9.19

Bay Capital Corporation
Schedule Of Branch Expenses

For The Year Ended December 31, 2003		% Of Income
BRANCH EXPENSES:		
Advertising	$ 85,380	.67
Appraisal	27,375	.21
Bank Charges	2,621	.02
Computer Expense	65,550	.51
Condo Questionnaire	2,472	.02
Contributions	940	.01
Copier	19,327	.15
Credit Card	944	.01
Credit Reports	134,547	1.05
Dues & Subscriptions	5,797	.05
Early Payoff	22,804	.18
Flood Certificates	19,686	.15
Insurance	27,316	.21
Leased Equipment	20,381	.16
Legal Expense	8,842	.07
Lender's Credit	65,826	.52
Licenses	18,066	.14
Manager Bonus	1,290,804	10.10
Marketing	573,001	4.49
Office	127,071	1.00
Pair Off Fee	11,062	.09
Payroll	2,264,487	17.74
Payroll Taxes	265,912	2.08
Penalty	202	-
Postage and Shipping	91,599	.72
Premium Recapture	1,530	.01
Professional Fee	202,189	1.58
Record Assignment	10,098	.08
Rent	217,804	1.71
Repairs and Maintenance	3,010	.02
Subordination	8,425	.07
Travel	20,084	.16
Uncategorized Expenses	7,231	.06
Utilities	109,190	.86
Yeild Spread Premium	1,188	.01
Total Branch Expenses	$ 5,732,761	44.91

PART III
INDEX OF EXHIBITS

2.1   Charter

2.2   By-laws

3.1   Form Promissory Note

4.1   Form Subscription Agreement

6.1   Lease by and Between Woodridge, L.L.C. and the Company, dated May 1, 2002

6.2   Lease by and between MBC Investors Ltd. and the Company, dated December 10, 2002

6.3   Employment Agreement with James Emery dated November 2, 2002

6.4   Employment Agreement with Jay W. Jang dated November 14, 2002

6.5   Employment Agreement with Ronald Granick dated April 25, 2003

6.6   Warehouse Loan and Security Agreement with The Provident Bank dated September 10, 2001

6.7   Mortgage Warehouse Loan and Security Agreement with First Tennessee Bank dated May 2, 2003

6.8   Correspondent Agreement by and between the Company and First Tennessee Bank dated September 10, 2001

6.9   Master Mortgage Loan Warehousing and Security Agreement with First Collateral Services, Inc. dated June 17, 2003

6.10   Processing, Underwriting, Servicing and Sales Assistance Agreement with Community First Bank, dated July 16, 2003

6.11   Loan Brokerage Agreement with Community First Bank

6.12   Assignment Agreement with Community First Bank

6.13   Branch Manager Agreement – Mike Agetstein

6.14   Branch Manager Agreement – Luis Barrientos and David Birenbaum (Co-Manager)

6.15   Branch Manager Agreement – Rob Berko

6.16   Branch Manager Agreement – Keith Brewer

6.17   Branch Manager Agreement – Shane S. Brown (Wholesale Mortgage Network)

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Owings Mills, State of Maryland, on May 17, 2004.

BAY CAPITAL CORP.

By:_____
    Stewart D. Sachs, President,
    Chief Executive Officer and Director

By:_____
    Benjamin M. Lyons, Chief Operating Officer and Director

BOARD OF DIRECTORS (Majority)

_____
Stewart D. Sachs

_____
Benjamin M. Lyons

Exhibit 2.1

<u>Charter</u>

Exhibit 2.2

<u>Bylaws</u>

Exhibit 3.1

<u>Form Promissory Note</u>

Exhibit 4.1

Form Subscription Agreement

Bay Capital Corp.
10811 Red Run Blvd., Suite 200
Owings Mills, Maryland 21117

Re: Subscription Agreement for Purchase of Notes of Bay Capital Corp.

Ladies and Gentlemen:

The undersigned hereby subscribes for US$_____ in aggregate principal amount of ____% renewable, unsecured, subordinated promissory notes due in (i) one (1) year _____, (ii) two (2) years _____, (iii) three (3) years _____, (iv) five (5) years _____ [**check which one**] (unless otherwise renewed by the Company, as provided thereunder) (the "Notes") of Bay Capital Corp., a Maryland corporation (the "Company"). Each Note subscribed for must be at least in the principal amount of US$1,000.

In consideration for (1) the acceptance of this subscription by the Company, and (2) the issuance to me of the Note(s) subscribed for, a form of which is attached to the Offering Circular of the Company dated _____, 2003 (the "Circular"), which describes the offering of the Notes (the "Offering"), I hereby acknowledge, agree, represent, and warrant as follows:

1. <u>Payment of Purchase Price and Purchase of Notes</u>. Simultaneously with the execution and delivery of this Subscription Agreement, I am delivering a check, bank draft, or money order payable to the order of "Community First Bank, Escrow Agent for Bay Capital Corp." in the amount set forth under "Subscription" below, constituting full payment for the Note(s) subscribed for by me. I understand that upon acceptance of this Subscription Agreement, my subscription payment will be deposited by the Company, as described in the Circular. Upon the Company receiving subscription to sell the minimum amount of Notes, as described in the Circular, the Company shall issue the Notes (s) to me.

2. <u>Rescission Right</u>. I hereby acknowledge that I have the right to rescind in writing this subscription by sending a written notice to the Company within three (3) days after the date hereof.

3. <u>Receipt of Circular</u>. I hereby acknowledge receipt of the Circular at least forty-eight (48) hours prior to my execution of this Subscription Agreement, which includes financial statements prepared by the Company, and other material. Additionally, I have had ample opportunity to review the Circular.

4. <u>Additional Acknowledgments</u>. I hereby acknowledge and understand that:

(a) I acknowledge that until such time that the Company raises Five Hundred Thousand Dollars ($500,000) as a result of the Offering, the Company will deposit all proceeds

from the Offering with an escrow agent. Once such minimum capital is raised, the proceeds shall be released to the Company. However, if the Company is unable to raise such capital during the twelve (12) months from the beginning of the Offering, and the Company does not extend such period, as permitted by applicable law, the Company shall cause the subscription price to be returned to me with interest earned up to and including a maximum rate per annum of One Percent (1%).

5.   Representations and Warranties. I hereby represent and warrant that:

(a)   I am a citizen and resident of the United States.

(b)   My residence set forth herein is my true and correct residence and I have no present intent of becoming a resident or domiciliary of any other state or jurisdiction.

The foregoing representations and warranties and all other information which I have provided to the Company are true and accurate as of their date and shall be true and accurate as of the date of my purchase of the Notes set forth herein. If in any respect such representations, warranties, or information shall not be true and accurate at any time prior to my acquisition of the Notes subscribed for hereby, I will give prompt written notice of such fact to the Company, specifying which representations, warranties, or information are not true and accurate and the reasons therefor.

6.   Construction; Binding Effect; Other.

(a)   In this Subscription Agreement, the singular shall include the plural and the masculine gender shall include the feminine and neuter and vice versa, as the context requires.

(b)   Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Subscription Agreement as set forth in the text.

(c)   This Subscription Agreement may not be orally modified or amended, but may be modified or amended only in a writing duly executed by each of the parties hereto. All communications hereunder shall be in writing and shall be delivered personally or sent by registered or certified mail or by a recognized overnight delivery service (with postage and costs prepaid), and shall be deemed to be given when delivered or mailed, as the case may be.

(d)   This Subscription Agreement shall be construed in accordance with the laws of the State of Maryland. This Subscription Agreement shall be binding upon the undersigned's heirs, estate, legal representatives, successors and permitted assigns. If the undersigned is more than one person, the obligation of the undersigned shall be joint and several.

SUBSCRIPTION

I hereby subscribe for the aggregate principal amount of Notes set forth at the beginning of this Subscription Agreement. Enclosed is a check, bank draft, or money order for the amount of US$_____. This amount is equal to the purchase price of the Notes. I understand that upon receipt of this Subscription Agreement by the Company and the payment, as attached to this Subscription Agreement, the Company shall promptly send me the Note(s).

Electronic Funds Transfer Information. I understand that all payments under the Notes shall be made to me by an electronic fund transfer or by mail, at the discretion of the Company. The following is my banking information:

Bank Name:_____

Bank Address:_____

_____

Account Number:_____

Routing Number:_____

Please deliver this fully executed Subscription Agreement (including designation of form of ownership, Social Security number and notarization) and a check, bank draft, or money order in the amount aforesaid, payable to "Community First Bank, Escrow Agent for Bay Capital Corp." to:

Bay Capital Corp.
10811 Red Run Blvd.
Suite 200
Owings Mills, MD 21117

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this _____ day of _____, 200_.

WITNESS:

_____

Name:_____
Address:_____

State of Residence:_____
Tax Identification Number (either SSN or EIN):

_____

Subscription for:
US $_____ in aggregate principal amount of renewable, unsecured subordinated promissory note(s)

IF ENTITY, SIGN BELOW

WITNESS/ATTEST: Name of entity:_____

_____   By:_____
                                                  Signature of Officer

Print Name:_____

Title:_____

Name and address as they should appear in Company records (Please print or type):

_____

_____

Federal Taxpayer Identification No:_____

CERTIFICATE OF SIGNATORY

To be completed if the Shares are being subscribed for by an entity.

I, _____ am the _____ of
                                                              (Title)
_____ (the "Entity").
               (Name of Entity)

    I certify that I am empowered and duly authorized by the Entity to execute, deliver and carry out the terms and provisions of the Subscription Agreement and to purchase and hold the Notes subscribed for herein. I further certify that the Subscription Agreement has been duly and validly executed on behalf of the entity and constitutes a legal and binding obligation of the Entity and is attached hereto. Additionally, I certify that the Entity was not formed for the sole purpose of investing in the Note(s). Attached hereto is the charter or formation documents, as applicable.

FOR BOTH INDIVIDUALS AND ENTITIES

Form of Ownership (Check One)

_____ Individual   _____ Joint Tenants with right of
                                                survivorship (each must sign)[1]

_____ Tenants in common (each must sign)[2]   _____ Tenants by the Entirety[3]

_____ Corporation   _____ Limited Liability Company
       (Federal Tax   (Federal Tax
       Identification No.:_____)   Identification No.:_____)

Make an "X" in the following blank if you   _____ Partnership
are NOT subject to backup withholding under   (Federal Tax
the provisions of Section 3406(a)(1)(C) of the   Identification No.:_____)

Internal Revenue Code _____

_____ Other_____
(Federal Tax
Identification No.:_____)

[1]"Joint Tenants" means that the purchasers shall co-own the Units as joint tenants with right of survivorship and not as tenants in common. Each purchaser shall enjoy the right of survivorship; that is, upon the death of one purchaser, the surviving purchaser shall enjoy sole ownership of the Units. Any sale, transfer, or other disposition of the Units by either purchaser of his or her proportionate share thereof shall destroy the right of survivorship.

[2]"Tenants in Common" means that the purchasers shall co-own the Units as tenants in common with no right of survivorship. Each purchaser may sell, transfer, or otherwise dispose of his or her proportionate share of the Units pursuant to the terms and conditions of the Subscription.

[3]"Tenants by the Entirety" means that the purchasers, who are husband and wife, shall co-own the Units as tenants by the entirety. Each purchaser shall enjoy the right of survivorship and such right may not be defeated by any unilateral act of either purchaser; that is, neither purchaser may sell, transfer, or otherwise dispose of his or her proportionate share of the Units without the prior express consent of the other purchaser.

Acceptance of Company

Subscription of _____ is
accepted this ___ day of _____ by:

BAY CAPITAL CORP.

By: _____(SEAL)
    Name:
    Title:

Bay Capital Corp.
10811 Red Run Blvd., Suite 200
Owings Mills, Maryland 21117

Re: Subscription Agreement for Purchase of Notes of Bay Capital Corp.

Ladies and Gentlemen:

The undersigned hereby subscribes for US$_____ in aggregate principal amount of ____% renewable, unsecured, subordinated promissory notes due in (i) one (1) year ____, (ii) two (2) years ____, (iii) three (3) years ____, (iv) five (5) years ____ **[check which one]** (unless otherwise renewed by the Company, as provided thereunder) (the "Notes") of Bay Capital Corp., a Maryland corporation (the "Company"). Each Note subscribed for must be at least in the principal amount of US$1,000.

In consideration for (1) the acceptance of this subscription by the Company, and (2) the issuance to me of the Note(s) subscribed for, a form of which is attached to the Offering Circular of the Company dated _____, 2003 (the "Circular"), which describes the offering of the Notes (the "Offering"), I hereby acknowledge, agree, represent, and warrant as follows:

1.   Payment of Purchase Price and Purchase of Notes. Simultaneously with the execution and delivery of this Subscription Agreement, I am delivering a check, bank draft, or money order payable to the order of "Community First Bank, Escrow Agent for Bay Capital Corp." in the amount set forth under "Subscription" below, constituting full payment for the Note(s) subscribed for by me. I understand that upon acceptance of this Subscription Agreement, my subscription payment will be deposited by the Company, as described in the Circular. Upon the Company receiving subscription to sell the minimum amount of Notes, as described in the Circular, the Company shall issue the Notes (s) to me.

2.   Rescission Right. I hereby acknowledge that I have the right to rescind in writing this subscription by sending a written notice to the Company within three (3) days after the date hereof.

3.   Receipt of Circular. I hereby acknowledge receipt of the Circular at least forty-eight (48) hours prior to my execution of this Subscription Agreement, which includes financial statements prepared by the Company, and other material. Additionally, I have had ample opportunity to review the Circular.

4.   Additional Acknowledgments. I hereby acknowledge and understand that:

(a)   There are substantial risks incident to an investment in the Notes including, but not limited to, those set forth in the Circular under the caption "Risk Factors."

(b)   ~~The market for resale of the Notes is limited and the Company does not anticipate or intend for a substantial public market to develop. I acknowledge that I may not be able to sell the Notes at any time in the future and may be forced to bear the entire economic risk of the Notes for the period of time which such Notes are outstanding.~~

(c)   ~~This subscription is and shall be irrevocable except as otherwise set forth herein, and I shall have no obligations hereunder in the event the Offering of Notes is for any reason canceled or terminated prior to the acceptance by the Company, of my subscription. Additionally, there is a minimum aggregate principal amount of the Notes that must be sold in connection with the Offering, as set forth in the Circular. In the event the Company does not sell that minimum principal amount of Notes, my subscription for the Notes will be terminated, even after the acceptance of my subscription by the Company, and the purchase price for such Notes shall be returned to me.~~

(d)   ~~No federal or state agency has made any finding or determination as to the fairness of the Offering for investment, or any recommendation or endorsement of the Notes. Further, no federal or State agency has passed upon the merits of the Offering, or upon the accuracy or completeness of the Circular.~~

(e)   ~~I acknowledge that the Company has made available to me, at a reasonable time prior to my investment, the opportunity to ask questions and receive answers concerning the terms and conditions of the Offering and to obtain any additional information which the representatives of the Company possess or can acquire without unreasonable effort or expense that is necessary to verify the information provided to me in the Circular. I acknowledge that all documents, records, and books pertaining to this investment have been made available for inspection by my attorney and/or accountant and/or other advisors or personal representatives and by me, and that the books and records of the Company will be available, upon reasonable notice, for inspection by investors during reasonable business hours at the Company's principal place of business. I have reviewed the type of investment the Notes constitute and have determined that the Notes are a suitable investment for me and that I can bear a complete loss of the investment.~~

(f)   ~~I acknowledge that I am solely responsible for compliance with the laws of any jurisdiction outside of the United States and that I am not relying on the Company to comply with such laws.~~(g)   I acknowledge that until such time that the Company raises Five Hundred Thousand Dollars ($500,000) as a result of the Offering, the Company will deposit all proceeds from the Offering with an escrow agent. Once such minimum capital is raised, the proceeds shall be released to the Company. However, if the Company is unable to raise such capital during the twelve (12) months from the beginning of the Offering, and the Company does not extend such period, as permitted by applicable law, the Company shall cause the subscription price to be returned to me with interest earned up to and including a maximum rate per annum of One Percent (1%).

5.   Representations and Warranties. I hereby represent and warrant that:

~~(a)   I understand the risks and terms of the Offering.~~

(b)   I am acquiring my Notes without having been furnished any offering literature or prospectus, other than the Circular and its accompanying Exhibits, except as provided in paragraph (c) below.

(c)   I have carefully read the Circular including the Exhibits thereto. A representative of the Company has made available to me all documents that I have requested relating to the Notes, and has provided answers to all of my questions concerning the Offering. In evaluating the suitability of an investment in the Notes, I have not relied upon any representations or other information (whether oral or written) other than as set forth in the Circular or as contained in any documents or answers to questions so furnished to me by an authorized representative of the Company. In addition, I have had an opportunity to discuss this investment with an authorized representatives of the Company and to ask questions of such persons.

(d̶a̲)   I am a citizen and resident of the United States.

(e̶b̲)   My residence set forth herein is my true and correct residence and I have no present intent of becoming a resident or domiciliary of any other state or jurisdiction.

(f)   I understand and acknowledge that the offering of the Notes is being made in accordance with Regulation A ("Regulation A") promulgated under the U.S. Securities Act of 1933, as amended (the "Act").

The foregoing representations and warranties and all other information which I have provided to the Company are true and accurate as of their date and shall be true and accurate as of the date of my purchase of the Notes set forth herein. If in any respect such representations, warranties, or information shall not be true and accurate at any time prior to my acquisition of the Notes subscribed for hereby, I will give prompt written notice of such fact to the Company, specifying which representations, warranties, or information are not true and accurate and the reasons therefor.

I understand and acknowledge that the Company is relying on the representations, warranties, and agreements made by me to the Company herein and, thus, I hereby agree to indemnify the Company, its stockholders, directors, officers, affiliates, agents, and employees, and hold each of them harmless, against any and all loss, damage, liability, or expense, including reasonable attorneys' fees, which they or any of them may suffer, sustain or incur by reason of or in connection with or arising out of (i) any misrepresentation or breach of warranty or agreement made by me under this Subscription Agreement or (ii) in connection with the purchase, sale, or distribution by me of the Notes in violation of the Act or the securities acts of any states.

I hereby acknowledge and agree that, except as otherwise set forth hereunder, I am not entitled to cancel, terminate or revoke this Subscription Agreement or any agreements executed hereunder and that such Subscription Agreement or agreements shall survive changes in the transactions, documents, and instruments described in the Circular which are not materially adverse.

6.   Construction; Binding Effect; Other.

(a)   In this Subscription Agreement, the singular shall include the plural and the masculine gender shall include the feminine and neuter and vice versa, as the context requires.

(b)   ~~Each provision of this Subscription Agreement shall be considered separable and if for any reason any provision or provisions hereof is or are determined to be invalid, such invalidity shall not impair the operations of or affect the remaining portions of this Subscription Agreement, which shall be construed to preserve the intent and purposes of this Subscription Agreement. Any such determination of invalidity in any jurisdiction shall not invalidate such provision or provisions in any other jurisdiction.(c)~~ Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Subscription Agreement as set forth in the text.

(d̶c̲)   This Subscription Agreement may not be orally modified or amended, but may be modified or amended only in a writing duly executed by each of the parties hereto. All communications hereunder shall be in writing and shall be delivered personally or sent by registered or certified mail or by a recognized overnight delivery service (with postage and costs prepaid), and shall be deemed to be given when delivered or mailed, as the case may be.

(e̶d̲)   This Subscription Agreement shall be construed in accordance with the laws of the State of Maryland. This Subscription Agreement shall be binding upon the undersigned's heirs, estate, legal representatives, successors and permitted assigns. If the undersigned is more than one person, the obligation of the undersigned shall be joint and several.

SUBSCRIPTION

I hereby subscribe for the aggregate principal amount of Notes set forth at the beginning of this Subscription Agreement. Enclosed is a check, bank draft, or money order for the amount of US$_____. This amount is equal to the purchase price of the Notes. I understand that upon receipt of this Subscription Agreement by the Company and the payment, as attached to this Subscription Agreement, the Company shall promptly send me the Note(s).

Electronic Funds Transfer Information. I understand that all payments under the Notes shall be made to me by an electronic fund transfer or by mail, at the discretion of the Company. The following is my banking information:

Bank Name:_____

Bank Address:_____

_____

Account Number:_____

Routing Number:_____

Please deliver this fully executed Subscription Agreement (including designation of form of ownership, Social Security number and notarization) and a check, bank draft, or money order in the amount aforesaid, payable to "Community First Bank, Escrow Agent for Bay Capital Corp." to:


Bay Capital Corp.
10811 Red Run Blvd.
Suite 200
Owings Mills, MD 21117


IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this ____ day of _____, 200_.

WITNESS:

_____

—

—

Residence:_____

Name:_____

Address:_____

_____
State   of

Tax Identification Number (either SSN or EIN):

_____

Subscription for:
US $_____ in aggregate principal

amount

of renewable, unsecured subordinated promissory note(s)


IF ENTITY, SIGN BELOW


WITNESS/ATTEST:

_____

Name of entity:_____

By:_____
     Signature of Officer
Print Name:_____
Title:_____

Name and address as they should appear in Company

records (Please print or type):

_____

_____

Federal Taxpayer Identification No:_____

CERTIFICATE OF SIGNATORY

To be completed if the Shares are being subscribed for by an entity.

I, _____ am the _____ of
(Title)

_____ (the "Entity").
(Name of Entity)

   I certify that I am empowered and duly authorized by the Entity to execute, deliver and carry out the terms and provisions of the Subscription Agreement and to purchase and hold the Notes subscribed for herein. I further certify that the Subscription Agreement has been duly and validly executed on behalf of the entity and constitutes a legal and binding obligation of the Entity and is attached hereto. Additionally, I certify that the Entity was not formed for the sole purpose of investing in the Note(s). Attached hereto is the charter or formation documents, as applicable.

FOR BOTH INDIVIDUALS AND ENTITIES

Form of Ownership (Check One)

_____ Individual	_____ Joint Tenants with right of survivorship (each must sign)[1]
_____ Tenants in common (each must sign)[2]	_____ Tenants by the Entirety[3]
_____ Corporation (Federal Tax Identification No.:_____)	_____ Limited Liability Company (Federal Tax Identification No.:_____)
Make an "X" in the following blank if you are NOT subject to backup withholding under the provisions of Section 3406(a)(1)(C) of the Internal Revenue Code _____	_____ Partnership (Federal Tax Identification No.:_____)

_____ Other_____
(Federal Tax Identification No.:_____)

[1]"Joint Tenants" means that the purchasers shall co-own the Units as joint tenants with right of survivorship and not as tenants in common. Each purchaser shall enjoy the right of survivorship; that is, upon the death of one purchaser, the surviving purchaser shall enjoy sole ownership of the Units. Any sale, transfer, or other disposition of the Units by either purchaser of his or her proportionate share thereof shall destroy the right of survivorship.

[2]"Tenants in Common" means that the purchasers shall co-own the Units as tenants in common with no right of survivorship. Each purchaser may sell, transfer, or otherwise dispose of his or her proportionate share of the Units pursuant to the terms and conditions of the Subscription.

[3]"Tenants by the Entirety" means that the purchasers, who are husband and wife, shall co-own the Units as tenants by the entirety. Each purchaser shall enjoy the right of survivorship and such right may not be defeated by any unilateral act of either purchaser; that is, neither purchaser may sell, transfer, or otherwise dispose of his or her proportionate share of the Units without the prior express consent of the other purchaser.

Acceptance of Company

Subscription of _____ is
accepted this ___ day of _____ by:

BAY CAPITAL CORP.

By: _____(SEAL)
    Name:
    Title:

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Document 1	file://F:/CORP/pmbogart/WPDATA/187pmb00115.47271.00 1.Bay Capital Subscrip. Agr.v02rev.doc
Document 2	file://F:/CORP/pmbogart/WPDATA/187pmb00115.47271.00 1.Bay Capital Subscrip. Agr.v03.doc
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Exhibit 6.1

Lease by and between Woodridge, L.L.C. and the Company

Exhibit 6.2

<u>Lease by and between MBC Investors Ltd. and the Company</u>

Exhibit 6.3

<u>Employment Agreement with James Emery</u>

Exhibit 6.4

<u>Employment Agreement with Jay W. Jang</u>

Exhibit 6.5

<u>Employment Agreement with Ronald Granick</u>

Exhibit 6.6

<u>Warehouse Loan and Security Agreement with the Provident Bank</u>

Exhibit 6.7

Mortgage Warehouse Loan and Security Agreement with First Tennessee Bank

Exhibit 6.8

Correspondent Agreement by and between the Company and The Provident Bank,
dated September 10, 2001

Exhibit 6.9

<u>Master Mortgage Loan Warehousing and Security Agreement with First Collateral Services, Inc.</u>

Exhibit 6.10

Processing, Underwriting, Servicing and Sales Assistance Agreement with Community First Bank

Exhibit 6.11

<u>Loan Brokerage Agreement with Community First Bank</u>

Exhibit 6.12

<u>Assignment Agreement with Community First Bank</u>

Exhibit 6.13

<u>Branch Manager Agreement – Mike Agetstein</u>

Exhibit 6.14

<u>Branch Manager Agreement – Luis Barrientos and David Birenbaum (Co-Manager)</u>

Exhibit 6.15

Branch Manager Agreement – Rob Berko

Exhibit 6.16

Branch Manager Agreement – Keith Brewer

Exhibit 6.17

<u>Branch Manager Agreement – Shane S. Brown (Wholesale Mortgage Network)</u>

Exhibit 6.18

<u>Branch Manager Agreement – Maxine Bynum</u>

Exhibit 6.19

<u>Branch Manager Agreement – Tien S. Chang</u>

Exhibit 6.20

<u>Branch Manager Agreement – Robert Funk</u>

Exhibit 6.21

Branch Manager Agreement – Jeff Galloway

Exhibit 6.22

<u>Branch Manager Agreement – Dwayne Hiltner</u>

Exhibit 6.23

<u>Branch Manager Agreement – Glenn T. Judy</u>

Exhibit 6.24

<u>Branch Manager Agreement – Jeff Koch</u>

Exhibit 6.25

<u>Branch Manager Agreement – Karan Lage</u>

Exhibit 6.26

<u>Branch Manager Agreement – Anthony V. Lioi</u>

Exhibit 6.27

<u>Branch Manager Agreement – Gary M. Lyons</u>

Exhibit 6.28

Branch Manager Agreement – Gregory B. Nissen

Exhibit 6.29

<u>Branch Manager Agreement – Jeff Pausner</u>

Exhibit 6.30

<u>Branch Manager Agreement – Tyrone Peters</u>

Exhibit 6.31

Branch Manager Agreement – Craig Pollack

Exhibit 6.32

<u>Branch Manager Agreement – Ronald Schneider</u>

Exhibit 6.33

<u>Branch Manager Agreement – Ronald W. Simpson</u>

Exhibit 6.34

<u>Branch Manager Agreement – Earlene Snowden</u>

Exhibit 9.1

<u>Escrow Agreement</u>

Exhibit 10.1

<u>Consent of Hertzbach & Company, P.A.</u>

Consent of Certified Public Accountants

We consent to the reference of our firm in the Offering Statement of Bay Capital Corp. (the "Company") to be filed with the Securities and Exchange Commission on or about May 1̲2̲, 2004, in connection with the offering of $5 Million aggregate principal amount of renewable unsecured subordinated notes, as described more fully in the Company Offering Statement and Offering Circular, and to the inclusion therein of our reports dated April 14, 2003 and _MApeu 26,2004_ and the financial statements of the Company for the year ended December 31, 2002 and the year ended December 31, 2003.

HERTZBACH & COMPANY, P.A.

Hertzbach + Company
_____(SEAL)

Dated as of _MAY 12_, 2004

Exhibit 11.1

<u>Opinion regarding Legality from Shapiro Sher Guinot & Sandler</u>

Exhibit 12.1

<u>Sales Material</u>